Key metrics
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Credit Suisse (CHF million)
Net revenues	6,190	5,326	4,801	16	29	22,484	20,920	7
Provision for credit losses	146	72	59	103	147	324	245	32
Total operating expenses	4,830	4,112	4,147	17	16	17,440	17,303	1
Income before taxes	1,214	1,142	595	6	104	4,720	3,372	40
Net income attributable to shareholders	852	881	259	(3)	229	3,419	2,024	69
Cost/income ratio (%)	78.0	77.2	86.4	–	–	77.6	82.7	–
Effective tax rate (%)	29.7	22.4	57.1	–	–	27.4	40.4	–
Basic earnings per share (CHF)	0.34	0.35	0.10	(3)	240	1.35	0.79	71
Diluted earnings per share (CHF)	0.33	0.34	0.10	(3)	230	1.32	0.77	71
Return on equity (%)	7.6	8.0	2.4	–	–	7.7	4.7	–
Return on tangible equity (%)	8.6	9.0	2.7	–	–	8.7	5.4	–
Assets under management and net new assets (CHF billion)
Assets under management	1,507.2	1,476.9	1,344.9	2.1	12.1	1,507.2	1,344.9	12.1
Net new assets	9.9	11.9	0.2	(16.8)	–	79.3	53.7	47.7
Balance sheet statistics (CHF million)
Total assets	787,295	795,920	768,916	(1)	2	787,295	768,916	2
Net loans	296,779	298,470	287,581	(1)	3	296,779	287,581	3
Total shareholders' equity	43,644	45,150	43,922	(3)	(1)	43,644	43,922	(1)
Tangible shareholders' equity	38,690	40,171	38,937	(4)	(1)	38,690	38,937	(1)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.7	12.4	12.6	–	–	12.7	12.6	–
CET1 leverage ratio	4.0	4.1	4.1	–	–	4.0	4.1	–
Tier 1 leverage ratio	5.5	5.5	5.2	–	–	5.5	5.2	–
Share information
Shares outstanding (million)	2,436.2	2,473.8	2,550.6	(2)	(4)	2,436.2	2,550.6	(4)
of which common shares issued	2,556.0	2,556.0	2,556.0	0	0	2,556.0	2,556.0	0
of which treasury shares	(119.8)	(82.2)	(5.4)	46	–	(119.8)	(5.4)	–
Book value per share (CHF)	17.91	18.25	17.22	(2)	4	17.91	17.22	4
Tangible book value per share (CHF)	15.88	16.24	15.27	(2)	4	15.88	15.27	4
Market capitalization (CHF million)	33,497	31,273	27,605	7	21	33,497	27,605	21
Number of employees (full-time equivalents)
Number of employees	47,860	47,440	45,680	1	5	47,860	45,680	5
See relevant tables for additional information on these metrics.
2

Credit Suisse
In 4Q19, we recorded net income attributable to shareholders of CHF 852 million. Return on equity and return on tangible equity were 7.6% and 8.6%, respectively. As of the end of 4Q19, our CET1 ratio was 12.7%.
Results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net interest income	1,702	1,782	2,412	(4)	(29)	7,017	7,009	0
Commissions and fees	2,865	2,754	2,864	4	0	11,158	11,890	(6)
Trading revenues [1]	568	149	(865)	281	–	1,739	624	179
Other revenues	1,055	641	390	65	171	2,570	1,397	84
Net revenues	6,190	5,326	4,801	16	29	22,484	20,920	7
Provision for credit losses	146	72	59	103	147	324	245	32
Compensation and benefits	2,590	2,383	2,141	9	21	10,036	9,620	4
General and administrative expenses	1,916	1,404	1,569	36	22	6,128	5,798	6
Commission expenses	324	325	301	0	8	1,276	1,259	1
Restructuring expenses	–	–	136	–	–	–	626	–
Total other operating expenses	2,240	1,729	2,006	30	12	7,404	7,683	(4)
Total operating expenses	4,830	4,112	4,147	17	16	17,440	17,303	1
Income before taxes	1,214	1,142	595	6	104	4,720	3,372	40
Income tax expense	361	256	340	41	6	1,295	1,361	(5)
Net income	853	886	255	(4)	235	3,425	2,011	70
Net income/(loss) attributable to noncontrolling interests	1	5	(4)	(80)	–	6	(13)	–
Net income attributable to shareholders	852	881	259	(3)	229	3,419	2,024	69
Statement of operations metrics (%)
Return on regulatory capital	10.6	10.0	5.4	–	–	10.5	7.4	–
Cost/income ratio	78.0	77.2	86.4	–	–	77.6	82.7	–
Effective tax rate	29.7	22.4	57.1	–	–	27.4	40.4	–
Earnings per share (CHF)
Basic earnings per share	0.34	0.35	0.10	(3)	240	1.35	0.79	71
Diluted earnings per share	0.33	0.34	0.10	(3)	230	1.32	0.77	71
Return on equity (%, annualized)
Return on equity	7.6	8.0	2.4	–	–	7.7	4.7	–
Return on tangible equity [2]	8.6	9.0	2.7	–	–	8.7	5.4	–
Book value per share (CHF)
Book value per share	17.91	18.25	17.22	(2)	4	17.91	17.22	4
Tangible book value per share [2]	15.88	16.24	15.27	(2)	4	15.88	15.27	4
Balance sheet statistics (CHF million)
Total assets	787,295	795,920	768,916	(1)	2	787,295	768,916	2
Risk-weighted assets	290,463	302,121	284,582	(4)	2	290,463	284,582	2
Leverage exposure	909,994	921,411	881,386	(1)	3	909,994	881,386	3
Number of employees (full-time equivalents)
Number of employees	47,860	47,440	45,680	1	5	47,860	45,680	5
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
4Q19 results
In 4Q19, Credit Suisse reported net income attributable to shareholders of CHF 852 million compared to CHF 259 million in 4Q18 and CHF 881 million in 3Q19. In 4Q19, Credit Suisse reported income before taxes of CHF 1,214 million, compared to CHF 595 million in 4Q18 and CHF 1,142 million in 3Q19. Total operating expenses in 4Q19 included net litigation provisions of CHF 413 million, mainly in connection with mortgage-related matters.
2019 results
In 2019, Credit Suisse reported net income attributable to shareholders of CHF 3,419 million compared to CHF 2,024 million in 2018. In 2019, Credit Suisse reported income before taxes of CHF 4,720 million compared to CHF 3,372 million in 2018. The 2019 results reflected a 7% increase in net revenues and stable total operating expenses. Total operating expenses in 2019 included net litigation provisions of CHF 623 million, mainly in connection with mortgage-related matters. The 2018 results reflected CHF 626 million of restructuring expenses.
Results details
Net revenues
In 4Q19, we reported net revenues of CHF 6,190 million, which increased 29% compared to 4Q18, primarily reflecting higher net revenues in Swiss Universal Bank, Global Markets, Asia Pacific and International Wealth Management. The increase in Swiss Universal Bank was mainly driven by the SIX Group AG (SIX) equity investment revaluation gain (as described below) and gains on the sale of real estate, both reflected in other revenues, partially offset by lower transaction-based revenues and slightly lower net interest income. The increase in Global Markets was driven by strong fixed income sales and trading activity, reflecting continued investor demand for yield products, as well as higher equity sales and trading revenues. The increase in Asia Pacific was driven by higher revenues in its Wealth Management & Connected and Markets businesses across all major revenue categories. The increase in International Wealth Management was mainly driven by higher other revenues including the SIX equity investment revaluation gain and a gain on the sale of real estate, both reflected in Private Banking.
4Q19 included net revenues of CHF 122 million in the Corporate Center, which beginning in 1Q19 included the impact of the Asset Resolution Unit.
Compared to 3Q19, net revenues increased 16%, primarily reflecting higher net revenues in Swiss Universal Bank and International Wealth Management, partially offset by lower net revenues in Global Markets. The increase in Swiss Universal Bank mainly reflected the SIX equity investment revaluation gain and the gains on the sale of real estate. The increase in International Wealth Management was driven by the SIX equity investment revaluation gain and the gain on the sale of real estate, an increase in recurring commissions and fees, higher transaction- and performance-based revenues and slightly higher net interest income. The decrease in Global Markets reflected a seasonal slowdown in trading client activity and lower revenues in underwriting.
Provision for credit losses
In 4Q19, provision for credit losses was CHF 146 million, primarily related to net provisions of CHF 43 million in Swiss Universal Bank, CHF 39 million in Investment Banking & Capital Markets and CHF 31 million in Global Markets.
Total operating expenses
In 2018, we completed our Group-wide three-year restructuring plan. During its term, operating expenses relating to the restructuring plan were disclosed separately, in line with the disclosure requirements for such a program.
Compared to 4Q18, total operating expenses of CHF 4,830 million increased 16%, primarily reflecting a 21% increase in compensation and benefits, mainly relating to higher salaries and variable compensation, and a 22% increase in general and administrative expenses, driven by increased litigation provisions of CHF 413 million, mainly in connection with mortgage-related matters recorded in the Corporate Center, and expenses related to real estate disposals, partially offset by restructuring expenses incurred in 4Q18.

Overview of Results
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122		–		6,190
Provision for credit losses	43	16	11	31	39	6		–		146
Compensation and benefits	482	608	410	621	302	167		–		2,590
Total other operating expenses	337	384	281	612	150	476		–		2,240
of which general and administrative expenses	283	324	219	488	145	457		–		1,916
Total operating expenses	819	992	691	1,233	452	643		–		4,830
Income/(loss) before taxes	886	632	235	48	(60)	(527)		–		1,214
Return on regulatory capital (%)	26.8	40.1	16.2	1.4	(6.6)	–		–		10.6
Cost/income ratio (%)	46.9	60.5	73.7	94.0	104.9	–		–		78.0
Total assets	232,729	93,059	107,660	214,019	17,819	122,009		–		787,295
Goodwill	607	1,494	1,476	457	629	0		–		4,663
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	51,369		–		290,463
Leverage exposure	264,987	100,664	115,442	257,407	42,590	128,904		–		909,994
3Q19 (CHF million)
Net revenues	1,417	1,461	886	1,415	425	(278)		–		5,326
Provision for credit losses	28	14	19	8	11	(8)		–		72
Compensation and benefits	477	597	362	577	303	67		–		2,383
Total other operating expenses	305	311	258	561	126	168		–		1,729
of which general and administrative expenses	245	255	201	429	121	153		–		1,404
Total operating expenses	782	908	620	1,138	429	235		–		4,112
Income/(loss) before taxes	607	539	247	269	(15)	(505)		–		1,142
Return on regulatory capital (%)	18.5	34.3	17.2	8.3	(1.7)	–		–		10.0
Cost/income ratio (%)	55.2	62.1	70.0	80.4	100.9	–		–		77.2
Total assets	232,130	96,003	108,923	214,708	19,177	124,979		–		795,920
Goodwill	615	1,527	1,508	467	643	0		–		4,760
Risk-weighted assets	78,789	44,512	38,757	60,757	26,022	53,284		–		302,121
Leverage exposure	263,544	103,010	117,157	260,216	44,967	132,517		–		921,411
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84		(175)		4,801
Provision for credit losses	26	16	8	5	5	0		(1)		59
Compensation and benefits	452	607	330	518	241	(64)		57		2,141
Total other operating expenses	397	369	302	635	124	113		66		2,006
of which general and administrative expenses	322	280	213	439	114	107		94		1,569
of which restructuring expenses	21	33	26	80	6	1		(31)		136
Total operating expenses	849	976	632	1,153	365	49		123		4,147
Income/(loss) before taxes	498	410	37	(193)	105	35		(297)		595
Return on regulatory capital (%)	15.7	28.9	2.7	(6.2)	12.4	–		–		5.4
Cost/income ratio (%)	61.8	69.6	93.4	119.5	76.8	–		–		86.4
Total assets	224,301	91,835	99,809	211,530	16,156	104,411		20,874		768,916
Goodwill	615	1,544	1,506	463	638	0		0		4,766
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	29,703		17,926		284,582
Leverage exposure	255,480	98,556	106,375	245,664	40,485	105,247		29,579		881,386
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Overview of Results (continued)
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2019 (CHF million)
Net revenues	6,020	5,887	3,590	5,752	1,666	(431)		–		22,484
Provision for credit losses	110	49	46	52	59	8		–		324
Compensation and benefits	1,926	2,366	1,570	2,472	1,235	467		–		10,036
Total other operating expenses	1,287	1,334	1,072	2,272	534	905		–		7,404
of which general and administrative expenses	1,068	1,110	836	1,758	517	839		–		6,128
Total operating expenses	3,213	3,700	2,642	4,744	1,769	1,372		–		17,440
Income/(loss) before taxes	2,697	2,138	902	956	(162)	(1,811)		–		4,720
Return on regulatory capital (%)	20.7	34.9	16.1	7.4	(4.5)	–		–		10.5
Cost/income ratio (%)	53.4	62.9	73.6	82.5	106.2	–		–		77.6
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100		(708)		20,920
Provision for credit losses	126	35	35	24	24	0		1		245
Compensation and benefits	1,887	2,303	1,503	2,296	1,249	128		254		9,620
Total other operating expenses	1,426	1,371	1,191	2,506	560	211		418		7,683
of which general and administrative expenses	1,097	1,029	887	1,773	467	160		385		5,798
of which restructuring expenses	101	115	61	242	84	2		21		626
Total operating expenses	3,313	3,674	2,694	4,802	1,809	339		672		17,303
Income/(loss) before taxes	2,125	1,705	664	154	344	(239)		(1,381)		3,372
Return on regulatory capital (%)	16.8	30.7	12.0	1.2	10.9	–		–		7.4
Cost/income ratio (%)	59.5	67.9	79.4	96.4	83.1	–		–		82.7
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Compared to 3Q19, total operating expenses increased 17%, primarily reflecting a 36% increase in general and administrative expenses, driven by the increased litigation provisions, higher professional fees and expenses related to real estate disposals, and a 9% increase in compensation and benefits, mainly relating to higher salaries and variable compensation.
Income tax expense
In 4Q19, income tax expense of CHF 361 million mainly reflected the impact of the geographical mix of results and the non-deductible funding costs. Additionally, 4Q19 was negatively impacted by the reassessment of the US base erosion and anti-abuse tax (BEAT) accrual for the year, following the release of the BEAT final regulations, and by the annual reassessment of deferred taxes and non-deductible litigation provisions. This was partially offset by the impact of the lower-taxed SIX equity investment revaluation gain. The Credit Suisse effective tax rate was 29.7% in 4Q19 compared to 22.4% in 3Q19. Overall, net deferred tax assets decreased CHF 92 million to CHF 3,876 million during 4Q19, primarily driven by the annual reassessment of deferred taxes.
The US tax reform enacted in December 2017 introduced the BEAT tax regime, effective as of January 1, 2018. Based on the current analysis of the BEAT tax regime, after the issuance of the final regulations issued by the US Department of Treasury on December 2, 2019, Credit Suisse continues to consider it as more likely than not that the Group will remain subject to this regime in 2019. On the basis of the final regulations, the BEAT provision has been reassessed for the tax year 2019 resulting in a total BEAT provision for 2019 of CHF 165 million, of which CHF 102 million was accrued in 4Q19. Including this reassessment, BEAT had an impact on the annual tax rate for the Group of approximately three percentage points. The BEAT provision for the tax year 2018 remained unchanged.
In addition, the US tax reform introduced interest expense limitation provisions, which resulted in the deferral of interest expense deductions. As of December 31, 2019, a deferred tax valuation allowance of CHF 61 million has been recorded with regard to the deferral of interest expense, since Credit Suisse concluded that it is more likely than not that this deferred asset will not be utilized.
Prospectively, additional tax regulations of the US tax reform may also impact Credit Suisse.
Regulatory capital
As of the end of 4Q19, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.7% and our risk-weighted assets were CHF 290.5 billion.
> Refer to “Additional financial metrics” for further information on regulatory capital.

Other information
Financial goals
At the Investor Day on December 11, 2019, we communicated our return on tangible equity (RoTE) ambitions for the Group. We announced an RoTE ambition of approximately 10% for 2020, or approximately 11% in a constructive market environment, and a medium-term ambition of above 12%.
For 2020, we plan to distribute at least 50% of net income to shareholders, through a combination of a share buyback program similar to 2019 and the distribution of a sustainable ordinary dividend, which dividend amount we expect to increase by at least 5% per annum.
Our ambitions often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of these ambitions to the nearest GAAP measures is unavailable without unreasonable efforts. RoTE is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such ambitions are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.
Share buyback
In December 2019, we completed the previously announced 2019 share buyback program and repurchased 79.8 million shares for a total of CHF 1.0 billion at an average price per share of CHF 12.53.
As announced at the 2019 Investor Day, the Board of Directors approved an additional share buyback program for 2020 of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion of shares in 2020, subject to market and economic conditions. We commenced the 2020 share buyback program on January 6, 2020.
Repurchased shares are expected to be cancelled by means of a capital reduction to be proposed at future Annual General Meetings (AGM) of shareholders.
Dividend proposal
Our Board of Directors will propose to the shareholders at the AGM on April 30, 2020 a cash distribution of CHF 0.2776 per share for the financial year 2019. Fifty percent of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and not be subject to income tax for Swiss resident individuals, and fifty percent will be paid out of retained earnings, net of 35% Swiss withholding tax.
Changes to the Executive Board
Tidjane Thiam has resigned as Group Chief Executive Officer (CEO) effective February 14, 2020. The Board of Directors has appointed Thomas Gottstein as Group CEO. André Helfenstein will succeed Thomas Gottstein as CEO of Swiss Universal Bank and will be a member of the Group Executive Board, as well as CEO of Credit Suisse (Schweiz) AG.
Effective October 1, 2019, James B. Walker was appointed to the Executive Board as Chief Operating Officer to replace Pierre-Olivier Bouée. Effective November 11, 2019, David Miller was appointed to the Executive Board as CEO of Investment Banking & Capital Markets, succeeding Jim Amine.
Changes to the Board of Directors
The Board of Directors is proposing Richard Meddings for election as a new non-executive member of the Board of Directors at the AGM on April 30, 2020. Alexander Gut will not stand for re-election at the AGM. All other members of the Board of Directors will stand for re-election for a further term of office of one year.
Alignment of RWA currency
As announced in October 2019, the Board of Directors concluded it would be preferable to align capital usage, as far as possible, to the predominant currency in which relevant risks originate and therefore decided that the calculation of the Group’s risk-weighted assets relating to operational risk should be in US dollars rather than Swiss francs. This change was approved by the Swiss Financial Market Supervisory Authority FINMA (FINMA) and was implemented in 4Q19, increasing the proportion of the Group’s CET1 capital that is hedged into US dollars. In addition to better aligning the Group’s capital usage to the underlying currency of its risks, this change resulted in an increase of CHF 61 million in the Group’s net interest income in 4Q19.
Equity investment in SIX Group AG
In December 2019, we completed a review of the accounting treatment of the shares that we hold in the SIX and have elected fair value accounting under US GAAP in respect of this equity investment. This resulted in a gain before taxes of CHF 498 million, of which CHF 306 million and CHF 192 million were recognized in the divisional results of Swiss Universal Bank and International Wealth Management, respectively, in accordance with historical practice.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. During the implementation of our strategy, it was important to measure the progress achieved by our underlying business performance. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group completed its three-year restructuring plan outlined in 2015 at the end of 2018. Any subsequent expenses incurred such as severance payments or charges in relation to the termination of real estate contracts initiated after 2018 are recorded as ordinary compensation or other expenses in our reported results and are no longer excluded from adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
4Q19 (CHF million)
Net revenues	1,748	1,640	937	1,312	431	122		–		6,190
Real estate gains	(106)	(32)	0	(7)	0	(1)		–		(146)
Losses on business sales	0	0	0	0	0	2		–		2
Net revenues adjusted	1,642	1,608	937	1,305	431	123		–		6,046
Provision for credit losses	43	16	11	31	39	6		–		146
Total operating expenses	819	992	691	1,233	452	643		–		4,830
Major litigation provisions	0	3	0	0	0	(329)		–		(326)
Expenses related to real estate disposals	(2)	(9)	0	(28)	(18)	0		–		(57)
Total operating expenses adjusted	817	986	691	1,205	434	314		–		4,447
Income/(loss) before taxes	886	632	235	48	(60)	(527)		–		1,214
Total adjustments	(104)	(26)	0	21	18	330		–		239
Adjusted income/(loss) before taxes	782	606	235	69	(42)	(197)		–		1,453
Adjusted return on regulatory capital (%)	23.7	38.4	16.2	2.1	(4.6)	–		–		12.7
3Q19 (CHF million)
Net revenues	1,417	1,461	886	1,415	425	(278)	–	5,326
Provision for credit losses	28	14	19	8	11	(8)	–	72
Total operating expenses	782	908	620	1,138	429	235	–	4,112
Major litigation provisions	0	0	0	0	0	(28)	–	(28)
Total operating expenses adjusted	782	908	620	1,138	429	207	–	4,084
Income/(loss) before taxes	607	539	247	269	(15)	(505)	–	1,142
Total adjustments	0	0	0	0	0	28	–	28
Adjusted income/(loss) before taxes	607	539	247	269	(15)	(477)	–	1,170
Adjusted return on regulatory capital (%)	18.5	34.3	17.2	8.3	(1.6)	–	–	10.3
4Q18 (CHF million)
Net revenues	1,373	1,402	677	965	475	84	(175)	4,801
Real estate gains	(6)	(2)	0	0	0	(4)	0	(12)
(Gains)/losses on business sales	0	(24)	0	0	0	21	0	(3)
Net revenues adjusted	1,367	1,376	677	965	475	101	(175)	4,786
Provision for credit losses	26	16	8	5	5	0	(1)	59
Total operating expenses	849	976	632	1,153	365	49	123	4,147
Restructuring expenses	(21)	(33)	(26)	(80)	(6)	(1)	31	(136)
Major litigation provisions	(35)	0	(1)	0	(1)	0	(45)	(82)
Expenses related to business sales	0	(47)	0	0	0	0	(1)	(48)
Total operating expenses adjusted	793	896	605	1,073	358	48	108	3,881
Income/(loss) before taxes	498	410	37	(193)	105	35	(297)	595
Total adjustments	50	54	27	80	7	18	15	251
Adjusted income/(loss) before taxes	548	464	64	(113)	112	53	(282)	846
Adjusted return on regulatory capital (%)	17.2	32.7	4.7	(3.7)	13.3	–	–	7.7
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Strategic Resolution Unit	[1]	Credit Suisse
2019 (CHF million)
Net revenues	6,020	5,887	3,590	5,752	1,666	(431)		–		22,484
Real estate (gains)/losses	(223)	(45)	0	(7)	0	24		–		(251)
Losses on business sales	0	0	0	0	0	2		–		2
Net revenues adjusted	5,797	5,842	3,590	5,745	1,666	(405)		–		22,235
Provision for credit losses	110	49	46	52	59	8		–		324
Total operating expenses	3,213	3,700	2,642	4,744	1,769	1,372		–		17,440
Major litigation provisions	(3)	30	0	0	0	(416)		–		(389)
Expenses related to real estate disposals	(12)	(21)	0	(45)	(30)	0		–		(108)
Total operating expenses adjusted	3,198	3,709	2,642	4,699	1,739	956		–		16,943
Income/(loss) before taxes	2,697	2,138	902	956	(162)	(1,811)		–		4,720
Total adjustments	(208)	(54)	0	38	30	442		–		248
Adjusted income/(loss) before taxes	2,489	2,084	902	994	(132)	(1,369)		–		4,968
Adjusted return on regulatory capital (%)	19.1	34.0	16.1	7.7	(3.6)	–		–		11.0
2018 (CHF million)
Net revenues	5,564	5,414	3,393	4,980	2,177	100	(708)	20,920
Real estate gains	(21)	(2)	0	0	0	(4)	(1)	(28)
(Gains)/losses on business sales	(37)	(55)	0	0	0	21	0	(71)
Net revenues adjusted	5,506	5,357	3,393	4,980	2,177	117	(709)	20,821
Provision for credit losses	126	35	35	24	24	0	1	245
Total operating expenses	3,313	3,674	2,694	4,802	1,809	339	672	17,303
Restructuring expenses	(101)	(115)	(61)	(242)	(84)	(2)	(21)	(626)
Major litigation provisions	(37)	0	(79)	(10)	(1)	0	(117)	(244)
Expenses related to business sales	0	(47)	0	0	0	0	(4)	(51)
Total operating expenses adjusted	3,175	3,512	2,554	4,550	1,724	337	530	16,382
Income/(loss) before taxes	2,125	1,705	664	154	344	(239)	(1,381)	3,372
Total adjustments	80	105	140	252	85	19	141	822
Adjusted income/(loss) before taxes	2,205	1,810	804	406	429	(220)	(1,240)	4,194
Adjusted return on regulatory capital (%)	17.4	32.6	14.5	3.1	13.6	–	–	9.2
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Swiss Universal Bank
In 4Q19, we reported income before taxes of CHF 886 million and net revenues of CHF 1,748 million. For 2019, we reported income before taxes of CHF 2,697 million and net revenues of CHF 6,020 million.
Results summary
4Q19 results
In 4Q19, income before taxes of CHF 886 million increased significantly compared to 4Q18. Net revenues of CHF 1,748 million increased 27%, mainly driven by the SIX equity investment revaluation gain of CHF 306 million and gains on the sale of real estate of CHF 106 million, both reflected in other revenues, partially offset by lower transaction-based revenues and slightly lower net interest income. Provision for credit losses was CHF 43 million compared to CHF 26 million in 4Q18. Total operating expenses of CHF 819 million decreased 4%, mainly reflecting lower general and administrative expenses and restructuring expenses incurred in 4Q18, partially offset by higher compensation and benefits.
Compared to 3Q19, income before taxes increased 46%. Net revenues increased 23%, mainly reflecting the SIX equity investment revaluation gain and the gains on the sale of real estate. 3Q19 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group in Corporate & Institutional Clients. Provision for credit losses was CHF 43 million compared to CHF 28 million in 3Q19. Total operating expenses increased 5%, mainly reflecting higher general and administrative expenses.
2019 results
In 2019, income before taxes of CHF 2,697 million increased 27% compared to 2018. Net revenues of CHF 6,020 million increased 8% compared to 2018, mainly due to the increase in other revenues. Higher other revenues primarily reflected the SIX equity investment revaluation gain, gains on the sale of real estate of CHF 223 million, mainly reflected in Private Clients, and the gain related to the transfer of the InvestLab fund platform in Corporate & Institutional Clients. 2018 included a gain on the sale of our investment in Euroclear of CHF 37 million and gains on the sale of real estate of CHF 21 million. Slightly lower net interest income reflected lower treasury revenues and lower deposit margins on stable average deposit volumes, partially offset by stable loan margins on slightly higher average loan volumes. Lower recurring commissions and fees were mainly driven by slightly lower security account and custody services fees, slightly lower fees from lending activities and decreased wealth structuring solution fees. Transaction-based revenues were stable, with lower fees from foreign exchange client business and lower revenues from our Swiss investment banking business, offset by higher equity participations income and higher revenues from International Trading Solutions (ITS).
Divisional results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	1,748	1,417	1,373	23	27	6,020	5,564	8
Provision for credit losses	43	28	26	54	65	110	126	(13)
Compensation and benefits	482	477	452	1	7	1,926	1,887	2
General and administrative expenses	283	245	322	16	(12)	1,068	1,097	(3)
Commission expenses	54	60	54	(10)	0	219	228	(4)
Restructuring expenses	–	–	21	–	–	–	101	–
Total other operating expenses	337	305	397	10	(15)	1,287	1,426	(10)
Total operating expenses	819	782	849	5	(4)	3,213	3,313	(3)
Income before taxes	886	607	498	46	78	2,697	2,125	27
Statement of operations metrics (%)
Return on regulatory capital	26.8	18.5	15.7	–	–	20.7	16.8	–
Cost/income ratio	46.9	55.2	61.8	–	–	53.4	59.5	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	12,350	12,360	11,950	0	3	12,350	11,950	3
Number of relationship managers	1,790	1,800	1,780	(1)	1	1,790	1,780	1

Provision for credit losses was CHF 110 million in 2019 on a net loan portfolio of CHF 170.8 billion. Total operating expenses of CHF 3,213 million decreased slightly, primarily driven by restructuring expenses incurred in 2018 and slightly lower general and administrative expenses mainly reflecting lower litigation provisions, partially offset by slightly higher compensation and benefits mainly reflecting higher pension expenses.
Capital and leverage metrics
As of the end of 4Q19, we reported risk-weighted assets of CHF 78.3 billion, stable compared to the end of 3Q19, primarily driven by a foreign exchange impact, offset by external model and parameter updates, mainly reflecting the phase-in of the Swiss mortgage multipliers. Leverage exposure of CHF 265.0 billion was CHF 1.4 billion higher compared to the end of 3Q19, mainly driven by higher high-quality liquid assets (HQLA).
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Net revenue detail (CHF million)
Private Clients	985	715	740	38	33	3,270	2,989	9
Corporate & Institutional Clients	763	702	633	9	21	2,750	2,575	7
Net revenues	1,748	1,417	1,373	23	27	6,020	5,564	8
Net revenue detail (CHF million)
Net interest income	740	703	760	5	(3)	2,884	2,946	(2)
Recurring commissions and fees	385	378	369	2	4	1,489	1,515	(2)
Transaction-based revenues	227	250	248	(9)	(8)	1,080	1,096	(1)
Other revenues	396	86	(4)	360	–	567	7	–
Net revenues	1,748	1,417	1,373	23	27	6,020	5,564	8
Provision for credit losses (CHF million)
New provisions	56	41	64	37	(13)	173	201	(14)
Releases of provisions	(13)	(13)	(38)	0	(66)	(63)	(75)	(16)
Provision for credit losses	43	28	26	54	65	110	126	(13)
Balance sheet statistics (CHF million)
Total assets	232,729	232,130	224,301	0	4	232,729	224,301	4
Net loans	170,772	171,570	168,393	0	1	170,772	168,393	1
of which Private Clients	116,158	115,933	113,403	0	2	116,158	113,403	2
Risk-weighted assets	78,342	78,789	76,475	(1)	2	78,342	76,475	2
Leverage exposure	264,987	263,544	255,480	1	4	264,987	255,480	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18
Adjusted results (CHF million)
Net revenues	985	715	740	763	702	633	1,748	1,417	1,373
Real estate gains	(104)	0	(6)	(2)	0	0	(106)	0	(6)
Adjusted net revenues	881	715	734	761	702	633	1,642	1,417	1,367
Provision for credit losses	11	14	(4)	32	14	30	43	28	26
Total operating expenses	479	450	466	340	332	383	819	782	849
Restructuring expenses	–	–	(10)	–	–	(11)	–	–	(21)
Major litigation provisions	0	0	0	0	0	(35)	0	0	(35)
Expenses related to real estate disposals	(1)	0	–	(1)	0	–	(2)	0	–
Adjusted total operating expenses	478	450	456	339	332	337	817	782	793
Income before taxes	495	251	278	391	356	220	886	607	498
Total adjustments	(103)	0	4	(1)	0	46	(104)	0	50
Adjusted income before taxes	392	251	282	390	356	266	782	607	548
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	23.7	18.5	17.2
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2019	2018	2019	2018	2019	2018
Adjusted results (CHF million)
Net revenues	3,270	2,989	2,750	2,575	6,020	5,564
Real estate gains	(221)	(21)	(2)	0	(223)	(21)
Gains on business sales	0	(19)	0	(18)	0	(37)
Adjusted net revenues	3,049	2,949	2,748	2,557	5,797	5,506
Provision for credit losses	46	30	64	96	110	126
Total operating expenses	1,849	1,899	1,364	1,414	3,213	3,313
Restructuring expenses	–	(66)	–	(35)	–	(101)
Major litigation provisions	0	0	(3)	(37)	(3)	(37)
Expenses related to real estate disposals	(8)	–	(4)	–	(12)	–
Adjusted total operating expenses	1,841	1,833	1,357	1,342	3,198	3,175
Income before taxes	1,375	1,060	1,322	1,065	2,697	2,125
Total adjustments	(213)	26	5	54	(208)	80
Adjusted income before taxes	1,162	1,086	1,327	1,119	2,489	2,205
Adjusted return on regulatory capital (%)	–	–	–	–	19.1	17.4
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 4Q19, income before taxes of CHF 495 million increased significantly compared to 4Q18 and 3Q19, in each case mainly reflecting higher net revenues.
Net revenues
Compared to 4Q18, net revenues of CHF 985 million increased 33%, mainly reflecting higher other revenues due to the SIX equity investment revaluation gain of CHF 149 million and gains on the sale of real estate of CHF 104 million. Recurring commissions and fees of CHF 212 million were stable, with higher fees from lending activities and higher investment product management fees offset by lower revenues from our investment in Swisscard. Net interest income of CHF 440 million was stable, with stable loan margins on slightly higher average loan volumes, offset by lower treasury revenues and lower deposit margins on stable average deposit volumes. Transaction-based revenues of CHF 81 million decreased 5%, driven by lower revenues from ITS, partially offset by higher brokerage and product issuing fees.
Compared to 3Q19, net revenues increased 38%, mainly reflecting higher other revenues and higher net interest income, partially offset by lower transaction-based revenues. The increase in other revenues primarily reflected the SIX equity investment revaluation gain and the gains on the sale of real estate. Net interest income increased 7%, with higher deposit margins on lower average deposit volumes, higher treasury revenues and stable loan margins on stable average loan volumes. Transaction-based revenues decreased 10%, mainly due to lower revenues from ITS. Recurring commissions and fees were stable, with lower banking services fees offset by higher fees from lending activities.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q19, Private Clients recorded provision for credit losses of CHF 11 million compared to a release of provision for credit losses of CHF 4 million in 4Q18 and provision for credit losses of CHF 14 million in 3Q19. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 4Q18, total operating expenses of CHF 479 million increased slightly, mainly reflecting higher compensation and benefits, partially offset by restructuring expenses incurred in 4Q18. Compensation and benefits of CHF 275 million increased 10%, driven by higher discretionary compensation expenses and higher salary expenses, partially offset by lower allocated corporate function costs. General and administrative expenses of CHF 178 million were stable, with lower allocated corporate function costs offset by higher occupancy expenses.
Compared to 3Q19, total operating expenses increased 6%, mainly driven by higher general and administrative expenses. General and administrative expenses increased 16%, mainly reflecting higher allocated corporate function costs, higher occupancy expenses and increased professional services fees. Compensation and benefits increased slightly, mainly reflecting higher discretionary compensation expenses, partially offset by lower allocated corporate function costs.
Margins
Our gross margin was 182 basis points in 4Q19, an increase of 38 basis points compared to 4Q18, primarily reflecting the SIX equity investment revaluation gain and the gains on the sale of real estate, partially offset by 5.8% higher average assets under management. Compared to 3Q19, our gross margin was 49 basis points higher, mainly reflecting higher net revenues on stable average assets under management. Excluding the SIX equity investment revaluation gain, our gross margin would have been 154 basis points in 4Q19.
> Refer to “Assets under management” for further information.
Our net margin was 91 basis points in 4Q19, an increase of 37 basis point compared to 4Q18, primarily reflecting higher net revenues, partially offset by the 5.8% higher average assets under management, higher provision for credit losses and slightly higher total operating expenses. Compared to 3Q19, our net margin was 44 basis points higher, primarily reflecting higher net revenues on stable average assets under management, partially offset by higher total operating expenses. Excluding the SIX equity investment revaluation gain, our net margin would have been 64 basis points in 4Q19.

Results - Private Clients
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	985	715	740	38	33	3,270	2,989	9
Provision for credit losses	11	14	(4)	(21)	–	46	30	53
Compensation and benefits	275	268	251	3	10	1,085	1,066	2
General and administrative expenses	178	154	180	16	(1)	661	663	0
Commission expenses	26	28	25	(7)	4	103	104	(1)
Restructuring expenses	–	–	10	–	–	–	66	–
Total other operating expenses	204	182	215	12	(5)	764	833	(8)
Total operating expenses	479	450	466	6	3	1,849	1,899	(3)
Income before taxes	495	251	278	97	78	1,375	1,060	30
Statement of operations metrics (%)
Cost/income ratio	48.6	62.9	63.0	–	–	56.5	63.5	–
Net revenue detail (CHF million)
Net interest income	440	413	440	7	0	1,684	1,717	(2)
Recurring commissions and fees	212	213	209	0	1	826	835	(1)
Transaction-based revenues	81	90	85	(10)	(5)	392	397	(1)
Other revenues	252	(1)	6	–	–	368	40	–
Net revenues	985	715	740	38	33	3,270	2,989	9
Margins on assets under management (annualized) (bp)
Gross margin [1]	182	133	144	–	–	154	144	–
Net margin [2]	91	47	54	–	–	65	51	–
Number of relationship managers
Number of relationship managers	1,280	1,280	1,260	0	2	1,280	1,260	2
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 4Q19, assets under management of CHF 217.6 billion were CHF 3.4 billion higher compared to the end of 3Q19, mainly due to favorable market movements, partially offset by net asset outflows. Net asset outflows of CHF 0.5 billion were primarily driven by outflows in the high-net-worth client segment reflecting our disciplined approach to protect profitability in a sustained negative interest rate environment.
As of the end of 2019, assets under management of CHF 217.6 billion were CHF 19.6 billion higher compared to the end of 2018, mainly due to favorable market movements and net new assets. Net new assets of CHF 3.4 billion reflected positive contributions from all businesses.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Assets under management (CHF billion)
Assets under management	217.6	214.2	198.0	1.6	9.9	217.6	198.0	9.9
Average assets under management	216.8	214.5	205.0	1.1	5.8	212.8	207.7	2.5
Assets under management by currency (CHF billion)
USD	36.0	34.1	28.9	5.6	24.6	36.0	28.9	24.6
EUR	20.2	20.2	20.1	0.0	0.5	20.2	20.1	0.5
CHF	151.9	150.8	140.0	0.7	8.5	151.9	140.0	8.5
Other	9.5	9.1	9.0	4.4	5.6	9.5	9.0	5.6
Assets under management	217.6	214.2	198.0	1.6	9.9	217.6	198.0	9.9
Growth in assets under management (CHF billion)
Net new assets	(0.5)	(0.6)	(1.1)	–	–	3.4	3.0	–
Other effects	3.9	0.1	(10.2)	–	–	16.2	(13.3)	–
of which market movements	5.0	0.4	(9.7)	–	–	18.7	(10.6)	–
of which foreign exchange	(0.9)	0.1	0.2	–	–	(1.5)	(0.8)	–
of which other	(0.2)	(0.4)	(0.7)	–	–	(1.0)	(1.9)	–
Growth in assets under management	3.4	(0.5)	(11.3)	–	–	19.6	(10.3)	–
Growth in assets under management (annualized) (%)
Net new assets	(0.9)	(1.1)	(2.1)	–	–	1.7	1.4	–
Other effects	7.2	0.2	(19.5)	–	–	8.2	(6.3)	–
Growth in assets under management (annualized)	6.3	(0.9)	(21.6)	–	–	9.9	(4.9)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	1.7	1.3	1.4	–	–	–	–	–
Other effects	8.2	1.0	(6.3)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	9.9	2.3	(4.9)	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 4Q19, income before taxes of CHF 391 million increased significantly compared to 4Q18, driven by higher net revenues and lower total operating expenses. Compared to 3Q19, income before taxes increased 10%, reflecting higher net revenues, partially offset by higher provision for credit losses and slightly higher total operating expenses.
Net revenues
Compared to 4Q18, net revenues of CHF 763 million increased 21%, driven by the SIX equity investment revaluation gain of CHF 157 million reflected in other revenues and higher recurring commissions and fees, partially offset by lower net interest income and lower transaction-based revenues. Recurring commissions and fees of CHF 173 million increased 8%, mainly due to higher fees from lending activities and higher wealth structuring solution fees. Net interest income of CHF 300 million decreased 6%, with lower treasury revenues and lower deposit margins on slightly lower average deposit volumes, partially offset by stable loan margins on stable average loan volumes. Transaction-based revenues of CHF 146 million decreased 10%, mainly driven by lower revenues from ITS and slightly lower fees from foreign exchange client business.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	763	702	633	9	21	2,750	2,575	7
Provision for credit losses	32	14	30	129	7	64	96	(33)
Compensation and benefits	207	209	201	(1)	3	841	821	2
General and administrative expenses	105	91	142	15	(26)	407	434	(6)
Commission expenses	28	32	29	(13)	(3)	116	124	(6)
Restructuring expenses	–	–	11	–	–	–	35	–
Total other operating expenses	133	123	182	8	(27)	523	593	(12)
Total operating expenses	340	332	383	2	(11)	1,364	1,414	(4)
Income before taxes	391	356	220	10	78	1,322	1,065	24
Statement of operations metrics (%)
Cost/income ratio	44.6	47.3	60.5	–	–	49.6	54.9	–
Net revenue detail (CHF million)
Net interest income	300	290	320	3	(6)	1,200	1,229	(2)
Recurring commissions and fees	173	165	160	5	8	663	680	(3)
Transaction-based revenues	146	160	163	(9)	(10)	688	699	(2)
Other revenues	144	87	(10)	66	–	199	(33)	–
Net revenues	763	702	633	9	21	2,750	2,575	7
Number of relationship managers
Number of relationship managers	510	520	520	(2)	(2)	510	520	(2)
Compared to 3Q19, net revenues increased 9%, mainly reflecting the SIX equity investment revaluation gain as well as slightly higher net interest income and higher recurring commissions and fees, partially offset by lower transaction-based revenues. 3Q19 included the gain of CHF 98 million related to the transfer of the InvestLab fund platform. Net interest income increased slightly, with higher treasury revenues, higher loan margins on stable average loan volumes and lower deposit margins on slightly lower average deposit volumes. Recurring commissions and fees increased 5%, driven by increased fees from lending activities and higher wealth structuring solution fees. Transaction-based revenues decreased 9%, mainly due to lower revenues from ITS.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 4Q19, Corporate & Institutional Clients recorded provision for credit losses of CHF 32 million compared to provision for credit losses of CHF 30 million in 4Q18 and CHF 14 million in 3Q19.
Total operating expenses
Compared to 4Q18, total operating expenses of CHF 340 million decreased 11%, primarily driven by lower general and administrative expenses and restructuring expenses incurred in 4Q18, partially offset by slightly higher compensation and benefits. General and administrative expenses of CHF 105 million decreased 26%, primarily reflecting lower litigation provisions. Compensation and benefits of CHF 207 million increased slightly, mainly due to higher discretionary compensation expenses and higher pension expenses, partially offset by lower allocated corporate function costs.
Compared to 3Q19, total operating expenses increased slightly, primarily reflecting higher general and administrative expenses. General and administrative expenses increased 15%, mainly reflecting higher allocated corporate function costs. Compensation and benefits were stable.
Assets under management
As of the end of 4Q19, assets under management of CHF 436.4 billion were CHF 11.8 billion higher compared to the end of 3Q19, mainly driven by favorable market movements and net new assets. Net new assets of CHF 2.5 billion reflected inflows from our pension business.
As of the end of 2019, assets under management of CHF 436.4 billion were CHF 87.7 billion higher compared to the end of 2018, mainly driven by net new assets and favorable market movements. Net new assets of CHF 45.3 billion reflected strong inflows from our pension business.

International Wealth Management
In 4Q19, we reported income before taxes of CHF 632 million and net revenues of CHF 1,640 million. For 2019, we reported income before taxes of CHF 2,138 million and net revenues of CHF 5,887 million.
Results summary
4Q19 results
In 4Q19, income before taxes of CHF 632 million increased 54% compared to 4Q18. Net revenues of CHF 1,640 million were 17% higher, mainly driven by higher other revenues including the SIX equity investment revaluation gain of CHF 192 million and a gain on the sale of real estate of CHF 32 million, both reflected in Private Banking. Higher recurring commissions and fees were offset by lower net interest income and slightly lower transaction- and performance-based revenues. Provision for credit losses was CHF 16 million, unchanged compared to 4Q18. Total operating expenses of CHF 992 million increased slightly, mainly reflecting higher general and administrative expenses, partially offset by restructuring expenses incurred in 4Q18.
Compared to 3Q19, income before taxes increased 17%. Net revenues were 12% higher, driven by the SIX equity investment revaluation gain and the gain on the sale of real estate, an increase in recurring commissions and fees, higher transaction- and performance-based revenues and slightly higher net interest income. 3Q19 included the gain of CHF 131 million related to the transfer of the InvestLab fund platform to Allfunds Group in Private Banking. Provision for credit losses was CHF 16 million compared to CHF 14 million in 3Q19. Total operating expenses increased 9%, mainly reflecting higher general and administrative expenses and slightly higher compensation and benefits.
2019 results
In 2019, income before taxes of CHF 2,138 million increased 25% compared to 2018. Net revenues of CHF 5,887 million increased 9% compared to 2018, mainly driven by higher other revenues including the SIX equity investment revaluation gain, the gain related to the transfer of the InvestLab fund platform and gains on the sale of real estate of CHF 45 million. 2018 included a gain on the sale of our investment in Euroclear of CHF 37 million in Private Banking. Higher transaction- and performance-based revenues were partially offset by lower net interest income. Higher transaction- and performance-based revenues mainly reflected gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment in Asset Management, higher client activity and higher performance fees in Private Banking. Lower net interest income mainly reflected lower treasury revenues. Recurring commissions and fees were stable with higher asset management fees offset by lower discretionary mandate management fees. Provision for credit losses was CHF 49 million on a net loan portfolio of CHF 53.8 billion. Total operating expenses of CHF 3,700 million were stable compared to 2018, with higher general and administrative expenses and slightly higher compensation and benefits offset by restructuring expenses incurred in 2018.
Divisional results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	1,640	1,461	1,402	12	17	5,887	5,414	9
Provision for credit losses	16	14	16	14	0	49	35	40
Compensation and benefits	608	597	607	2	0	2,366	2,303	3
General and administrative expenses	324	255	280	27	16	1,110	1,029	8
Commission expenses	60	56	56	7	7	224	227	(1)
Restructuring expenses	–	–	33	–	–	–	115	–
Total other operating expenses	384	311	369	23	4	1,334	1,371	(3)
Total operating expenses	992	908	976	9	2	3,700	3,674	1
Income before taxes	632	539	410	17	54	2,138	1,705	25
Statement of operations metrics (%)
Return on regulatory capital	40.1	34.3	28.9	–	–	34.9	30.7	–
Cost/income ratio	60.5	62.1	69.6	–	–	62.9	67.9	–
Number of employees (full-time equivalents)
Number of employees	10,490	10,400	10,210	1	3	10,490	10,210	3

Capital and leverage metrics
As of the end of 4Q19, we reported risk-weighted assets of CHF 43.8 billion, a decrease of CHF 0.7 billion compared to the end of 3Q19, primarily driven by a foreign exchange impact. Leverage exposure of CHF 100.7 billion decreased slightly compared to the end of 3Q19.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Net revenue detail (CHF million)
Private Banking	1,194	1,066	942	12	27	4,268	3,890	10
Asset Management	446	395	460	13	(3)	1,619	1,524	6
Net revenues	1,640	1,461	1,402	12	17	5,887	5,414	9
Net revenue detail (CHF million)
Net interest income	389	378	404	3	(4)	1,509	1,568	(4)
Recurring commissions and fees	584	563	562	4	4	2,239	2,233	0
Transaction- and performance-based revenues	424	409	439	4	(3)	1,789	1,630	10
Other revenues	243	111	(3)	119	–	350	(17)	–
Net revenues	1,640	1,461	1,402	12	17	5,887	5,414	9
Provision for credit losses (CHF million)
New provisions	20	19	20	5	0	62	56	11
Releases of provisions	(4)	(5)	(4)	(20)	0	(13)	(21)	(38)
Provision for credit losses	16	14	16	14	0	49	35	40
Balance sheet statistics (CHF million)
Total assets	93,059	96,003	91,835	(3)	1	93,059	91,835	1
Net loans	53,794	54,812	51,695	(2)	4	53,794	51,695	4
of which Private Banking	53,771	54,796	51,684	(2)	4	53,771	51,684	4
Risk-weighted assets	43,788	44,512	40,116	(2)	9	43,788	40,116	9
Leverage exposure	100,664	103,010	98,556	(2)	2	100,664	98,556	2
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18
Adjusted results (CHF million)
Net revenues	1,194	1,066	942	446	395	460	1,640	1,461	1,402
Real estate gains	(32)	0	(2)	0	0	0	(32)	0	(2)
(Gains)/losses on business sales	0	0	0	0	0	(24)	0	0	(24)
Adjusted net revenues	1,162	1,066	940	446	395	436	1,608	1,461	1,376
Provision for credit losses	16	15	16	0	(1)	0	16	14	16
Total operating expenses	683	623	628	309	285	348	992	908	976
Restructuring expenses	–	–	(25)	–	–	(8)	–	–	(33)
Major litigation provisions	3	0	0	0	0	0	3	0	0
Expenses related to real estate disposals	(7)	0	–	(2)	0	–	(9)	0	–
Expenses related to business sales	0	0	0	0	0	(47)	0	0	(47)
Adjusted total operating expenses	679	623	603	307	285	293	986	908	896
Income before taxes	495	428	298	137	111	112	632	539	410
Total adjustments	(28)	0	23	2	0	31	(26)	0	54
Adjusted income before taxes	467	428	321	139	111	143	606	539	464
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	38.4	34.3	32.7
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	2019	2018	2019	2018	2019	2018
Adjusted results (CHF million)
Net revenues	4,268	3,890	1,619	1,524	5,887	5,414
Real estate gains	(45)	(2)	0	0	(45)	(2)
(Gains)/losses on business sales	0	(37)	0	(18)	0	(55)
Adjusted net revenues	4,223	3,851	1,619	1,506	5,842	5,357
Provision for credit losses	48	35	1	0	49	35
Total operating expenses	2,555	2,522	1,145	1,152	3,700	3,674
Restructuring expenses	–	(89)	–	(26)	–	(115)
Major litigation provisions	30	0	0	0	30	0
Expenses related to real estate disposals	(17)	–	(4)	–	(21)	–
Expenses related to business sales	0	0	0	(47)	0	(47)
Adjusted total operating expenses	2,568	2,433	1,141	1,079	3,709	3,512
Income before taxes	1,665	1,333	473	372	2,138	1,705
Total adjustments	(58)	50	4	55	(54)	105
Adjusted income before taxes	1,607	1,383	477	427	2,084	1,810
Adjusted return on regulatory capital (%)	–	–	–	–	34.0	32.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Private Banking
Results details
In 4Q19, income before taxes of CHF 495 million increased 66% compared to 4Q18 and 16% compared to 3Q19, in both cases driven by higher net revenues, partially offset by higher total operating expenses.
Net revenues
Compared to 4Q18, net revenues of CHF 1,194 million increased 27%, mainly driven by higher other revenues including the SIX equity investment revaluation gain of CHF 192 million and the gain on the sale of real estate of CHF 32 million. Higher transaction- and performance-based revenues and higher recurring commissions and fees were partially offset by lower net interest income. Transaction- and performance-based revenues of CHF 254 million increased 11%, mainly reflecting higher client activity and higher performance fees, partially offset by lower revenues from ITS. Recurring commissions and fees of CHF 322 million increased 6%, mainly reflecting higher discretionary mandate management fees and higher investment advisory fees. Net interest income of CHF 389 million was 4% lower, with lower treasury revenues and lower deposit margins on lower average deposit volumes, partially offset by slightly lower loan margins on slightly higher average loan volumes.
Compared to 3Q19, net revenues increased 12%, mainly driven by the SIX equity investment revaluation gain and the gain on the sale of real estate. 3Q19 included the gain of CHF 131 million related to the transfer of the InvestLab fund platform. Recurring commissions and fees increased 7%, mainly reflecting higher fees from lending activities and higher discretionary mandate management fees. Net interest income increased slightly, mainly driven by higher treasury revenues. Transaction- and performance-based revenues were stable with higher performance fees offset by lower revenues from ITS.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 4Q19, provision for credit losses was CHF 16 million, compared to CHF 16 million in 4Q18 and CHF 15 million in 3Q19.
Total operating expenses
Compared to 4Q18, total operating expenses of CHF 683 million increased 9%, mainly reflecting higher compensation and benefits and higher general and administrative expenses, partially offset by restructuring expenses incurred in 4Q18. Compensation and benefits of CHF 429 million increased 12%, mainly driven by higher discretionary compensation expenses compared to a low level in 4Q18, higher deferred compensation expenses from prior-year awards and higher salary expenses reflecting an increased headcount, partially offset by lower allocated corporate function costs. General and administrative expenses of CHF 216 million increased 17%, mainly driven by higher litigation provisions.

Results – Private Banking
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	1,194	1,066	942	12	27	4,268	3,890	10
Provision for credit losses	16	15	16	7	0	48	35	37
Compensation and benefits	429	417	382	3	12	1,682	1,599	5
General and administrative expenses	216	166	184	30	17	721	680	6
Commission expenses	38	40	37	(5)	3	152	154	(1)
Restructuring expenses	–	–	25	–	–	–	89	–
Total other operating expenses	254	206	246	23	3	873	923	(5)
Total operating expenses	683	623	628	10	9	2,555	2,522	1
Income before taxes	495	428	298	16	66	1,665	1,333	25
Statement of operations metrics (%)
Cost/income ratio	57.2	58.4	66.7	–	–	59.9	64.8	–
Net revenue detail (CHF million)
Net interest income	389	378	404	3	(4)	1,509	1,568	(4)
Recurring commissions and fees	322	301	305	7	6	1,213	1,227	(1)
Transaction- and performance-based revenues	254	256	229	(1)	11	1,174	1,054	11
Other revenues	229	131	4	75	–	372	41	–
Net revenues	1,194	1,066	942	12	27	4,268	3,890	10
Margins on assets under management (annualized) (bp)
Gross margin [1]	129	117	103	–	–	117	106	–
Net margin [2]	53	47	33	–	–	46	36	–
Number of relationship managers
Number of relationship managers	1,150	1,170	1,110	(2)	4	1,150	1,110	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Compared to 3Q19, total operating expenses increased 10%, mainly reflecting higher general and administrative expenses. General and administrative expenses increased 30%, mainly reflecting higher allocated corporate function costs and higher litigation provisions. Compensation and benefits increased slightly, mainly due to higher discretionary compensation expenses.
Margins
Our gross margin was 129 basis points in 4Q19, an increase of 26 basis points compared to 4Q18, mainly reflecting the SIX equity investment revaluation gain and the gain on the sale of real estate on stable average assets under management. Compared to 3Q19, our gross margin was twelve basis points higher, primarily driven by higher net revenues, partially offset by slightly higher average assets under management. 3Q19 included the gain related to the transfer of the InvestLab fund platform. Excluding the SIX equity investment revaluation gain in 4Q19 and the gain related to the transfer of the InvestLab fund platform in 3Q19, our gross margin would have been 108 basis points in 4Q19 and 103 basis points in 3Q19.
> Refer to “Assets under management” for further information.
Our net margin was 53 basis points in 4Q19, an increase of 20 basis points compared to 4Q18, mainly reflecting higher net revenues, partially offset by higher total operating expenses on stable average assets under management. Our net margin was six basis points higher compared to 3Q19, mainly reflecting higher net revenues, partially offset by higher total operating expenses and slightly higher average assets under management. Excluding the SIX equity investment revaluation gain in 4Q19 and the gain related to the transfer of the InvestLab fund platform in 3Q19, our net margin would have been 33 basis points in 4Q19 and 33 basis points in 3Q19.

Assets under management
As of the end of 4Q19, assets under management of CHF 370.0 billion were CHF 4.8 billion higher compared to the end of 3Q19, driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 0.6 billion mainly reflected inflows from emerging markets.
As of the end of 2019, assets under management of CHF 370.0 billion were CHF 12.5 billion higher compared to the end of 2018, driven by favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 11.0 billion mainly reflected inflows from emerging markets.
Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Assets under management (CHF billion)
Assets under management	370.0	365.2	357.5	1.3	3.5	370.0	357.5	3.5
Average assets under management	370.6	364.5	365.5	1.7	1.4	364.5	368.1	(1.0)
Assets under management by currency (CHF billion)
USD	179.2	179.2	170.3	0.0	5.2	179.2	170.3	5.2
EUR	101.4	100.8	106.7	0.6	(5.0)	101.4	106.7	(5.0)
CHF	18.7	18.8	17.5	(0.5)	6.9	18.7	17.5	6.9
Other	70.7	66.4	63.0	6.5	12.2	70.7	63.0	12.2
Assets under management	370.0	365.2	357.5	1.3	3.5	370.0	357.5	3.5
Growth in assets under management (CHF billion)
Net new assets	0.6	3.6	0.5	–	–	11.0	14.2	–
Other effects	4.2	(1.5)	(11.4)	–	–	1.5	(23.6)	–
of which market movements	8.8	1.3	(13.7)	–	–	31.1	(12.0)	–
of which foreign exchange	(4.3)	(0.9)	2.1	–	–	(8.2)	(7.8)	–
of which other	(0.3)	(1.9)	0.2	–	–	(21.4)	(3.8)	–
Growth in assets under management	4.8	2.1	(10.9)	–	–	12.5	(9.4)	–
Growth in assets under management (annualized) (%)
Net new assets	0.7	4.0	0.5	–	–	3.1	3.9	–
Other effects	4.6	(1.7)	(12.3)	–	–	0.4	(6.5)	–
Growth in assets under management (annualized)	5.3	2.3	(11.8)	–	–	3.5	(2.6)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.1	3.0	3.9	–	–	–	–	–
Other effects	0.4	(3.9)	(6.5)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	3.5	(0.9)	(2.6)	–	–	–	–	–

Asset Management
Results details
Income before taxes of CHF 137 million increased 22% compared to 4Q18, driven by lower total operating expenses, partially offset by slightly lower net revenues. Compared to 3Q19, income before taxes increased 23%, driven by higher net revenues, partially offset by higher total operating expenses.
Net revenues
Compared to 4Q18, net revenues of CHF 446 million were slightly lower, reflecting lower investment and partnership income, partially offset by significantly higher performance and placement revenues and slightly higher management fees. Investment and partnership income of CHF 76 million decreased 48%, mainly due to a gain on the partial sale of an economic interest in a third-party manager relating to a private equity investment and revenues from a business disposal in 4Q18, partially offset by higher revenues from a single manager hedge fund in 4Q19. Performance and placement revenues of CHF 90 million increased significantly, mainly driven by higher placement fees and investment-related gains in 4Q19 compared to losses in 4Q18. Management fees of CHF 280 million increased slightly, mainly driven by higher average assets under management.
Compared to 3Q19, net revenues were 13% higher, mainly reflecting significantly higher investment and partnership income, primarily driven by higher revenues from a single manager hedge fund. Performance and placement revenues increased slightly, primarily driven by higher placement fees and investment-related gains in 4Q19 compared to losses in 3Q19, partially offset by lower performance fees due to a sale of a private equity investment of a fund in 3Q19. Management fees were stable.
Results – Asset Management
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	446	395	460	13	(3)	1,619	1,524	6
Provision for credit losses	0	(1)	0	100	–	1	0	–
Compensation and benefits	179	180	225	(1)	(20)	684	704	(3)
General and administrative expenses	108	89	96	21	13	389	349	11
Commission expenses	22	16	19	38	16	72	73	(1)
Restructuring expenses	–	–	8	–	–	–	26	–
Total other operating expenses	130	105	123	24	6	461	448	3
Total operating expenses	309	285	348	8	(11)	1,145	1,152	(1)
Income before taxes	137	111	112	23	22	473	372	27
Statement of operations metrics (%)
Cost/income ratio	69.3	72.2	75.7	–	–	70.7	75.6	–
Net revenue detail (CHF million)
Management fees	280	282	275	(1)	2	1,112	1,076	3
Performance and placement revenues	90	87	38	3	137	237	133	78
Investment and partnership income	76	26	147	192	(48)	270	315	(14)
Net revenues	446	395	460	13	(3)	1,619	1,524	6
of which recurring commissions and fees	262	262	257	0	2	1,026	1,006	2
of which transaction- and performance-based revenues	170	153	210	11	(19)	615	576	7
of which other revenues	14	(20)	(7)	–	–	(22)	(58)	(62)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 4Q18, total operating expenses of CHF 309 million were 11% lower, mainly reflecting lower compensation and benefits. 4Q18 included restructuring expenses of CHF 8 million. Compensation and benefits of CHF 179 million were 20% lower, reflecting lower discretionary compensation expenses. 4Q18 included severance payments and accelerated deferred compensation expenses relating to a business disposal. General and administrative expenses of CHF 108 million increased 13%, primarily driven by higher professional services fees.
Compared to 3Q19, total operating expenses increased 8%, mainly reflecting higher general and administrative expenses. General and administrative expenses increased 21%, mainly reflecting higher professional services fees. Compensation and benefits were stable, with higher discretionary compensation expenses offset by lower salary expenses.
Assets under management
As of the end of 4Q19, assets under management of CHF 437.9 billion were CHF 11.9 billion higher compared to the end of 3Q19, reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 7.5 billion mainly reflected inflows from traditional investments and from emerging market joint ventures.
As of the end of 2019, assets under management of CHF 437.9 billion were CHF 49.2 billion higher compared to the end of 2018, mainly reflecting favorable market movements and net new assets. Net new assets of CHF 21.5 billion mainly reflected inflows from traditional and alternative investments.
Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Assets under management (CHF billion)
Traditional investments	262.8	252.9	218.9	3.9	20.1	262.8	218.9	20.1
Alternative investments	130.6	130.9	124.6	(0.2)	4.8	130.6	124.6	4.8
Investments and partnerships	44.5	42.2	45.2	5.5	(1.5)	44.5	45.2	(1.5)
Assets under management	437.9	426.0	388.7	2.8	12.7	437.9	388.7	12.7
Average assets under management	433.3	421.8	401.7	2.7	7.9	416.3	397.8	4.7
Assets under management by currency (CHF billion)
USD	119.8	119.8	107.2	0.0	11.8	119.8	107.2	11.8
EUR	54.8	52.3	49.0	4.8	11.8	54.8	49.0	11.8
CHF	215.3	209.6	184.9	2.7	16.4	215.3	184.9	16.4
Other	48.0	44.3	47.6	8.4	0.8	48.0	47.6	0.8
Assets under management	437.9	426.0	388.7	2.8	12.7	437.9	388.7	12.7
Growth in assets under management (CHF billion)
Net new assets [1]	7.5	5.9	0.7	–	–	21.5	22.2	–
Other effects	4.4	6.1	(15.7)	–	–	27.7	(19.1)	–
of which market movements	8.5	5.6	(11.3)	–	–	33.7	(9.1)	–
of which foreign exchange	(3.7)	0.4	1.7	–	–	(5.3)	(3.4)	–
of which other	(0.4)	0.1	(6.1)	–	–	(0.7)	(6.6)	–
Growth in assets under management	11.9	12.0	(15.0)	–	–	49.2	3.1	–
Growth in assets under management (annualized) (%)
Net new assets	7.0	5.7	0.7	–	–	5.5	5.8	–
Other effects	4.2	5.9	(15.6)	–	–	7.2	(5.0)	–
Growth in assets under management	11.2	11.6	(14.9)	–	–	12.7	0.8	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	5.5	3.6	5.8	–	–	–	–	–
Other effects	7.2	1.9	(5.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	12.7	5.5	0.8	–	–	–	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Asia Pacific
In 4Q19, we reported income before taxes of CHF 235 million and net revenues of CHF 937 million. In 2019, we reported income before taxes of CHF 902 million and net revenues of CHF 3,590 million.
Results summary
4Q19 results
In 4Q19, income before taxes of CHF 235 million increased significantly compared to 4Q18. Compared to 4Q18, net revenues of CHF 937 million increased 38%, driven by higher revenues in our Wealth Management & Connected and Markets businesses across all major revenue categories. Total operating expenses of CHF 691 million increased 9%, mainly reflecting higher compensation and benefits, partially offset by restructuring expenses incurred in 4Q18.
Compared to 3Q19, income before taxes decreased 5%. Net revenues increased 6%, driven by higher revenues in our Markets business across all major revenue categories, partially offset by lower revenues in our Wealth Management & Connected business due to lower Private Banking revenues. Total operating expenses increased 11%, mainly due to higher compensation and benefits and higher general and administrative expenses.
2019 results
In 2019, income before taxes of CHF 902 million increased 36% compared to 2018, mainly due to higher net revenues. Net revenues of CHF 3,590 million increased 6%, driven by higher revenues in our Wealth Management & Connected business. Wealth Management & Connected revenues increased 9%, mainly reflecting a gain of CHF 98 million related to the transfer of the InvestLab fund platform to Allfunds Group, higher transaction-based revenues and higher net interest income. Higher transaction-based revenues mainly reflected higher corporate advisory fees related to integrated solutions and higher client activity. Higher net interest income mainly reflected higher treasury revenues. Markets revenues were stable, reflecting lower equity sales and trading revenues offset by higher fixed income sales and trading revenues. Compared to 2018, total operating expenses of CHF 2,642 million were slightly lower, primarily reflecting restructuring expenses incurred in 2018 and lower general and administrative expenses, largely offset by higher compensation and benefits. 2018 included litigation provisions related to the US Department of Justice and US Securities and Exchange Commission investigations regarding our hiring practices in the Asia Pacific region between 2007 and 2013, which have now been resolved.
Capital and leverage metrics
As of the end of 4Q19, we reported risk-weighted assets of CHF 36.6 billion, a decrease of CHF 2.1 billion compared to the end of 3Q19, reflecting a foreign exchange impact and lower business usage in Markets. Leverage exposure was CHF 115.4 billion, a decrease of CHF 1.7 billion compared to the end of 3Q19, mainly driven by a foreign exchange impact, partially offset by higher HQLA.
Divisional results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	937	886	677	6	38	3,590	3,393	6
Provision for credit losses	11	19	8	(42)	38	46	35	31
Compensation and benefits	410	362	330	13	24	1,570	1,503	4
General and administrative expenses	219	201	213	9	3	836	887	(6)
Commission expenses	62	57	63	9	(2)	236	243	(3)
Restructuring expenses	–	–	26	–	–	–	61	–
Total other operating expenses	281	258	302	9	(7)	1,072	1,191	(10)
Total operating expenses	691	620	632	11	9	2,642	2,694	(2)
Income before taxes	235	247	37	(5)	–	902	664	36
Statement of operations metrics (%)
Return on regulatory capital	16.2	17.2	2.7	–	–	16.1	12.0	–
Cost/income ratio	73.7	70.0	93.4	–	–	73.6	79.4	–
Number of employees (full-time equivalents)
Number of employees	7,980	7,860	7,440	2	7	7,980	7,440	7

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Net revenues (CHF million)
Wealth Management & Connected	639	673	506	(5)	26	2,491	2,290	9
Markets	298	213	171	40	74	1,099	1,103	0
Net revenues	937	886	677	6	38	3,590	3,393	6
Provision for credit losses (CHF million)
New provisions	19	22	10	(14)	90	73	42	74
Releases of provisions	(8)	(3)	(2)	167	300	(27)	(7)	286
Provision for credit losses	11	19	8	(42)	38	46	35	31
Balance sheet statistics (CHF million)
Total assets	107,660	108,923	99,809	(1)	8	107,660	99,809	8
Net loans	46,775	46,888	43,713	0	7	46,775	43,713	7
of which Private Banking	34,572	34,708	32,877	0	5	34,572	32,877	5
Risk-weighted assets	36,628	38,757	37,156	(5)	(1)	36,628	37,156	(1)
Leverage exposure	115,442	117,157	106,375	(1)	9	115,442	106,375	9
Reconciliation of adjusted results
	Wealth Management & Connected			Markets			Asia Pacific
in	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18
Adjusted results (CHF million)
Net revenues	639	673	506	298	213	171	937	886	677
Provision for credit losses	14	20	9	(3)	(1)	(1)	11	19	8
Total operating expenses	404	372	359	287	248	273	691	620	632
Restructuring expenses	–	–	(10)	–	–	(16)	–	–	(26)
Major litigation provisions	0	0	(1)	0	0	0	0	0	(1)
Adjusted total operating expenses	404	372	348	287	248	257	691	620	605
Income/(loss) before taxes	221	281	138	14	(34)	(101)	235	247	37
Total adjustments	0	0	11	0	0	16	0	0	27
Adjusted income/(loss) before taxes	221	281	149	14	(34)	(85)	235	247	64
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	16.2	17.2	4.7
	Wealth Management & Connected		Markets		Asia Pacific
in	2019	2018	2019	2018	2019	2018
Adjusted results (CHF million)
Net revenues	2,491	2,290	1,099	1,103	3,590	3,393
Provision for credit losses	57	25	(11)	10	46	35
Total operating expenses	1,546	1,574	1,096	1,120	2,642	2,694
Restructuring expenses	–	(27)	–	(34)	–	(61)
Major litigation provisions	0	(79)	0	0	0	(79)
Adjusted total operating expenses	1,546	1,468	1,096	1,086	2,642	2,554
Income/(loss) before taxes	888	691	14	(27)	902	664
Total adjustments	0	106	0	34	0	140
Adjusted income before taxes	888	797	14	7	902	804
Adjusted return on regulatory capital (%)	–	–	–	–	16.1	14.5
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Wealth Management & Connected
Results details
Income before taxes of CHF 221 million increased 60% compared to 4Q18, mainly reflecting higher net revenues, partially offset by higher total operating expenses. Compared to 3Q19, income before taxes decreased 21%, primarily reflecting lower net revenues and higher total operating expenses.
Net revenues
Net revenues of CHF 639 million increased 26% compared to 4Q18, reflecting higher revenues across all major revenue categories. Advisory, underwriting and financing revenues increased 43% to CHF 211 million, primarily due to higher financing revenues, higher equity underwriting revenues and higher fees from mergers and acquisitions (M&A) transactions. Transaction-based revenues increased 37% to CHF 148 million, primarily reflecting higher client activity and higher corporate advisory fees related to integrated solutions. Net interest income increased 14% to CHF 178 million, mainly reflecting higher treasury revenues. Recurring commissions and fees increased 8% to CHF 100 million, mainly reflecting higher discretionary mandate management fees.
Results - Wealth Management & Connected
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	639	673	506	(5)	26	2,491	2,290	9
Provision for credit losses	14	20	9	(30)	56	57	25	128
Compensation and benefits	266	249	219	7	21	1,036	988	5
General and administrative expenses	120	109	112	10	7	452	500	(10)
Commission expenses	18	14	18	29	0	58	59	(2)
Restructuring expenses	–	–	10	–	–	–	27	–
Total other operating expenses	138	123	140	12	(1)	510	586	(13)
Total operating expenses	404	372	359	9	13	1,546	1,574	(2)
Income before taxes	221	281	138	(21)	60	888	691	29
of which Private Banking	144	273	97	(47)	48	713	548	30
Statement of operations metrics (%)
Cost/income ratio	63.2	55.3	70.9	–	–	62.1	68.7	–
Net revenue detail (CHF million)
Private Banking	428	534	358	(20)	20	1,797	1,612	11
of which net interest income	178	179	156	(1)	14	671	628	7
of which recurring commissions and fees	100	105	93	(5)	8	418	420	0
of which transaction-based revenues	148	152	108	(3)	37	608	563	8
of which other revenues	2	98	1	(98)	100	100	1	–
Advisory, underwriting and financing	211	139	148	52	43	694	678	2
Net revenues	639	673	506	(5)	26	2,491	2,290	9
Private Banking margins on assets under management (annualized) (bp)
Gross margin [1]	78	99	70	–	–	84	80	–
Net margin [2]	26	51	19	–	–	33	27	–
Number of relationship managers
Number of relationship managers	600	610	580	(2)	3	600	580	3
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Compared to 3Q19, net revenues decreased 5%, mainly due to the gain related to the transfer of the InvestLab fund platform in 3Q19, partially offset by higher advisory, underwriting and financing revenues. Recurring commissions and fees decreased 5%, mainly reflecting lower banking services fees and lower wealth structuring solutions fees, partially offset by higher investment product management fees. Transaction-based revenues decreased slightly, primarily reflecting lower client activity largely offset by higher corporate advisory fees related to integrated solutions. Net interest income was stable. Advisory, underwriting and financing revenues increased 52%, primarily due to higher financing revenues, higher equity underwriting revenues and higher fees from M&A transactions.
Provision for credit losses
The Wealth Management & Connected loan portfolio primarily comprises Private Banking lombard loans, mainly backed by listed securities, and secured and unsecured loans to corporates.
In 4Q19, Wealth Management & Connected recorded a provision for credit losses of CHF 14 million, compared to a provision for credit losses of CHF 9 million in 4Q18 and CHF 20 million in 3Q19. The provision for credit losses in 4Q19 mainly related to an Indonesian healthcare company and the provision for credit losses in 3Q19 included the final provision relating to the default of an Indian infrastructure development company.
Total operating expenses
Total operating expenses of CHF 404 million increased 13% compared to 4Q18, reflecting higher compensation and benefits and higher general and administrative expenses, partially offset by restructuring expenses incurred in 4Q18. Compensation and benefits increased 21% to CHF 266 million, mainly reflecting higher discretionary compensation expenses. General and administrative expenses increased 7% to CHF 120 million, primarily due to higher allocated corporate function costs.
Compared to 3Q19, total operating expenses increased 9%, primarily reflecting higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 7%, primarily driven by higher discretionary compensation expenses, partially offset by lower allocated corporate function costs, salary expenses and deferred compensation expenses from prior-year awards. General and administrative expenses increased 10%, mainly due to higher allocated corporate function costs.
Margins
Margin calculations are aligned with the performance metrics of our Private Banking business and its related assets under management within the Wealth Management & Connected business.
Our gross margin was 78 basis points in 4Q19, eight basis points higher compared to 4Q18, mainly reflecting higher net revenues across all major revenue categories, partially offset by a 7.8% increase in average assets under management. Compared to 3Q19, our gross margin was 21 basis points lower, primarily due to the gain related to the transfer of the InvestLab fund platform in 3Q19. Excluding the gain related to the transfer of the InvestLab fund platform, our gross margin would have decreased three basis points compared to 3Q19.
> Refer to “Assets under management” for further information.
Our net margin was 26 basis points in 4Q19, seven basis points higher compared to 4Q18, mainly reflecting higher net revenues, partially offset by higher total operating expenses and the increase in average assets under management. Compared to 3Q19, our net margin was 25 basis points lower, primarily due to the gain related to the transfer of the InvestLab fund platform in 3Q19 and higher total operating expenses. Excluding the gain related to the transfer of the InvestLab fund platform, our net margin would have decreased seven basis points compared to 3Q19.
Assets under management
Assets under management and net new assets relate to our Private Banking business within the Wealth Management & Connected business. As of the end of 4Q19, assets under management of CHF 220.0 billion were CHF 2.9 billion higher compared to the end of 3Q19, mainly reflecting favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 0.7 billion primarily reflected inflows from South Asia, partially offset by outflows from Greater China.
As of the end of 2019, assets under management of CHF 220.0 billion were CHF 20.7 billion higher compared to the end of 2018, mainly reflecting favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.7 billion reflected inflows across most of our markets.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Assets under management (CHF billion)
Assets under management	220.0	217.1	199.3	1.3	10.4	220.0	199.3	10.4
Average assets under management	219.3	214.9	203.4	2.0	7.8	215.2	201.5	6.8
Assets under management by currency (CHF billion)
USD	122.7	120.5	104.0	1.8	18.0	122.7	104.0	18.0
EUR	7.0	6.9	5.8	1.4	20.7	7.0	5.8	20.7
CHF	1.8	1.8	1.8	0.0	0.0	1.8	1.8	0.0
Other	88.5	87.9	87.7	0.7	0.9	88.5	87.7	0.9
Assets under management	220.0	217.1	199.3	1.3	10.4	220.0	199.3	10.4
Growth in assets under management (CHF billion)
Net new assets	0.7	1.7	0.9	–	–	8.7	14.4	–
Other effects	2.2	0.9	(6.6)	–	–	12.0	(11.9)	–
of which market movements	7.0	(1.8)	(8.7)	–	–	17.0	(12.7)	–
of which foreign exchange	(4.3)	2.7	2.1	–	–	(3.2)	(0.5)	–
of which other	(0.5)	0.0	0.0	–	–	(1.8)	1.3	–
Growth in assets under management	2.9	2.6	(5.7)	–	–	20.7	2.5	–
Growth in assets under management (annualized) (%)
Net new assets	1.3	3.2	1.8	–	–	4.4	7.3	–
Other effects	4.0	1.6	(12.9)	–	–	6.0	(6.0)	–
Growth in assets under management (annualized)	5.3	4.8	(11.1)	–	–	10.4	1.3	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.4	4.3	7.3	–	–	–	–	–
Other effects	6.0	1.6	(6.0)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	10.4	5.9	1.3	–	–	–	–	–
Following a review in 4Q19 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 5.3 billion of assets under management and related net new assets as of the end of 3Q19. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

Markets
Results details
Income before taxes of CHF 14 million was reported in 4Q19 compared to a loss before taxes of CHF 101 million in 4Q18 and CHF 34 million in 3Q19. The increase of CHF 115 million and CHF 48 million, respectively, primarily reflected higher net revenues, partially offset by higher total operating expenses.
Net revenues
Net revenues of CHF 298 million increased 74% compared to 4Q18, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly to CHF 75 million, mainly due to higher revenues from credit products, foreign exchange products and structured products, partially offset by lower revenues from emerging market rates products. Equity sales and trading revenues increased 32% to CHF 223 million, mainly due to higher revenues from prime services and cash equities.
Compared to 3Q19, net revenues increased 40%, reflecting higher fixed income and equity sales and trading revenues. Fixed income sales and trading revenues increased significantly, mainly driven by higher revenues from credit products, emerging market rates products and structured products. Equity sales and trading revenues increased 14%, mainly due to higher revenues from equity derivatives, cash equities and prime services.
Results - Markets
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	298	213	171	40	74	1,099	1,103	0
Provision for credit losses	(3)	(1)	(1)	200	200	(11)	10	–
Compensation and benefits	144	113	111	27	30	534	515	4
General and administrative expenses	99	92	101	8	(2)	384	387	(1)
Commission expenses	44	43	45	2	(2)	178	184	(3)
Restructuring expenses	–	–	16	–	–	–	34	–
Total other operating expenses	143	135	162	6	(12)	562	605	(7)
Total operating expenses	287	248	273	16	5	1,096	1,120	(2)
Income/(loss) before taxes	14	(34)	(101)	–	–	14	(27)	–
Statement of operations metrics (%)
Cost/income ratio	96.3	116.4	159.6	–	–	99.7	101.5	–
Net revenue detail (CHF million)
Equity sales and trading	223	195	169	14	32	828	859	(4)
Fixed income sales and trading	75	18	2	317	–	271	244	11
Net revenues	298	213	171	40	74	1,099	1,103	0
Provision for credit losses
In 4Q19, Markets recorded a release of provision for credit losses of CHF 3 million, compared to a release of provision for credit losses of CHF 1 million in 4Q18 and CHF 1 million in 3Q19.
Total operating expenses
Total operating expenses of CHF 287 million increased 5% compared to 4Q18, reflecting higher compensation and benefits, partially offset by restructuring expenses incurred in 4Q18. Compensation and benefits increased 30% to CHF 144 million, primarily reflecting higher discretionary compensation expenses and allocated corporate function costs. General and administrative expenses decreased slightly to CHF 99 million, mainly due to lower allocated corporate function costs.
Compared to 3Q19, total operating expenses increased 16%, mainly reflecting higher compensation and benefits. Compensation and benefits increased 27%, primarily driven by higher discretionary compensation expenses. General and administrative expenses increased 8%, mainly due to higher allocated corporate function costs and UK bank levy expenses.

Global Markets
In 4Q19, we reported income before taxes of CHF 48 million and net revenues of CHF 1,312 million. Revenues rebounded compared to a subdued 4Q18, driven by strong growth across fixed income and equities trading. In 2019, we reported income before taxes of CHF 956 million and net revenues of CHF 5,752 million.
Results summary
4Q19 results
In 4Q19, we reported income before taxes of CHF 48 million and net revenues of CHF 1,312 million. Net revenues increased 36% compared to a subdued 4Q18, driven by strong fixed income sales and trading activity, reflecting continued investor demand for yield products, as well as higher equity sales and trading revenues. Total operating expenses of CHF 1,233 million increased 7%, reflecting higher compensation and benefits and general and administrative expenses, partially offset by restructuring expenses incurred in 4Q18.
Compared to 3Q19, net revenues decreased 7%, reflecting a seasonal slowdown in trading client activity and lower revenues in underwriting. Total operating expenses increased 8% compared to 3Q19, reflecting higher general and administrative expenses and compensation and benefits.
2019 results
In 2019, we reported income before taxes of CHF 956 million and net revenues of CHF 5,752 million. We delivered positive operating leverage, as a 16% increase in net revenues and stable total operating expenses resulted in a significant improvement in profitability compared to 2018. Revenue increased across fixed income and equity trading, with particular strength in our ITS franchise as we continued to focus on our institutional and wealth management clients. Fixed income sales and trading revenues increased 32%, driven by broad-based growth across all businesses, reflecting improved operating conditions. Equity sales and trading revenues increased 9%, reflecting higher prime services and equity derivatives revenues, partially offset by lower cash equities revenues due to significantly lower trading volumes across regions. Underwriting revenues decreased 27%, reflecting lower industry-wide debt and equity issuance activity. Total operating expenses of CHF 4,744 million were stable compared to 2018, as higher compensation and benefits were offset by restructuring expenses incurred in 2018.
Capital and leverage metrics
As of the end of 4Q19, we reported risk-weighted assets of USD 58.6 billion, a decrease of USD 2.4 billion compared to the end of 3Q19, primarily reflecting reduced credit and market risk. Leverage exposure was USD 265.6 billion, an increase of USD 4.6 compared to the end of 3Q19, primarily reflecting increased business activity, particularly in our credit franchise.
Divisional results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	1,312	1,415	965	(7)	36	5,752	4,980	16
Provision for credit losses	31	8	5	288	–	52	24	117
Compensation and benefits	621	577	518	8	20	2,472	2,296	8
General and administrative expenses	488	429	439	14	11	1,758	1,773	(1)
Commission expenses	124	132	116	(6)	7	514	491	5
Restructuring expenses	–	–	80	–	–	–	242	–
Total other operating expenses	612	561	635	9	(4)	2,272	2,506	(9)
Total operating expenses	1,233	1,138	1,153	8	7	4,744	4,802	(1)
Income/(loss) before taxes	48	269	(193)	(82)	–	956	154	–
Statement of operations metrics (%)
Return on regulatory capital	1.4	8.3	(6.2)	–	–	7.4	1.2	–
Cost/income ratio	94.0	80.4	119.5	–	–	82.5	96.4	–
Number of employees (full-time equivalents)
Number of employees	12,610	12,380	11,350	2	11	12,610	11,350	11

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	808	896	473	(10)	71	3,493	2,649	32
Equity sales and trading	385	421	356	(9)	8	1,855	1,709	9
Underwriting	176	209	242	(16)	(27)	764	1,047	(27)
Other [1]	(57)	(111)	(106)	(49)	(46)	(360)	(425)	(15)
Net revenues	1,312	1,415	965	(7)	36	5,752	4,980	16
Balance sheet statistics (CHF million)
Total assets	214,019	214,708	211,530	0	1	214,019	211,530	1
Risk-weighted assets	56,777	60,757	59,016	(7)	(4)	56,777	59,016	(4)
Risk-weighted assets (USD)	58,589	60,951	59,836	(4)	(2)	58,589	59,836	(2)
Leverage exposure	257,407	260,216	245,664	(1)	5	257,407	245,664	5
Leverage exposure (USD)	265,621	261,045	249,076	2	7	265,621	249,076	7
1
Other revenues include treasury funding costs, the impact of collaboration with other divisions, in particular with respect to the International Trading Solution (ITS) franchise, and changes in the carrying value of certain investments.

Reconciliation of adjusted results
	Global Markets
in	4Q19	3Q19	4Q18	2019	2018
Adjusted results (CHF million)
Net revenues	1,312	1,415	965	5,752	4,980
Real estate gains	(7)	0	0	(7)	0
Adjusted net revenues	1,305	1,415	965	5,745	4,980
Provision for credit losses	31	8	5	52	24
Total operating expenses	1,233	1,138	1,153	4,744	4,802
Restructuring expenses	–	–	(80)	–	(242)
Major litigation provisions	0	0	0	0	(10)
Expenses related to real estate disposals	(28)	0	–	(45)	–
Adjusted total operating expenses	1,205	1,138	1,073	4,699	4,550
Income/(loss) before taxes	48	269	(193)	956	154
Total adjustments	21	0	80	38	252
Adjusted income/(loss) before taxes	69	269	(113)	994	406
Adjusted return on regulatory capital (%)	2.1	8.3	(3.7)	7.7	3.1
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Fixed income sales and trading
In 4Q19, fixed income sales and trading revenues of CHF 808 million increased 71% compared to a subdued 4Q18, reflecting more favorable market conditions including tighter US high yield credit spreads and reduced volatility, which resulted in increased client activity across all businesses. Global credit products revenues increased significantly, reflecting higher leveraged finance trading activity, particularly in the US, and increased investment grade trading activity due to our investments in the franchise. Securitized products revenues also increased significantly despite a significant gain in 4Q18 from the sale of an investment acquired in the normal course of business. Results reflect higher agency and non-agency trading activity due to favorable market conditions, specifically low interest rate volatility, and continued momentum in our fee-based asset finance franchise. Macro products revenues increased, driven by higher rates and foreign exchange trading activity. In addition, emerging markets revenues increased, primarily driven by higher financing client activity in Latin America.
Compared to 3Q19, fixed income sales and trading revenues decreased 10%, reflecting seasonally slower client activity. Global credit products revenues decreased, reflecting lower investment grade trading revenues, partially offset by higher leveraged finance trading activity. Securitized products revenues decreased, reflecting lower non-agency and agency trading activity partially offset by higher revenues in our asset finance franchise. In addition, emerging markets revenues decreased, as lower structured credit revenues were partially offset by higher financing revenues in Latin America. Macro products revenues increased, primarily due to higher rates revenues, partially offset by lower exchange trading activity.
Equity sales and trading
In 4Q19, equity sales and trading revenues of CHF 385 million increased 8% compared to 4Q18, primarily reflecting higher prime services and cash equities revenues, partially offset by lower equity derivatives revenues. Prime services revenues increased, primarily due to higher client financing and prime brokerage revenues. In addition, cash equities revenues increased slightly, reflecting higher trading activity and the loss on a single block trade in 4Q18. These increases were partially offset by lower equity derivatives revenues compared to a strong 4Q18, primarily due to lower flow derivatives trading activity given the low volatility environment.
Compared to 3Q19, equity sales and trading revenues decreased 9%, primarily due to lower equity derivatives revenues, reflecting lower client activity in flow derivatives. Cash equities revenues decreased, reflecting lower trading volumes. These declines were partially offset by higher prime services revenues, driven by higher prime brokerage, client financing and listed derivatives revenues.
Underwriting
In 4Q19, underwriting revenues of CHF 176 million decreased 27% compared to 4Q18, primarily due to lower debt underwriting revenues, primarily reflecting lower leveraged finance revenues. Equity underwriting revenues increased, reflecting higher equity issuance activity due to reduced market volatility.
Compared to 3Q19, underwriting revenues decreased 16%, primarily due to reduced debt underwriting revenues, reflecting lower investment grade and leveraged finance issuance activity. Equity underwriting revenues increased, reflecting higher equity issuance activity.
Provision for credit losses
In 4Q19, we recorded provision for credit losses of CHF 31 million, compared to CHF 5 million in 4Q18 and CHF 8 million in 3Q19. The increase in provision for credit losses was mainly driven by our corporate lending portfolio due to adverse developments on a single lending counterparty and a loss on the sale of non-core loans.
Total operating expenses
In 4Q19, total operating expenses of CHF 1,233 million increased 7% compared to 4Q18, reflecting higher compensation and benefits and general and administrative expenses, partially offset by restructuring expenses incurred in 4Q18. Compensation and benefits of CHF 621 million increased 20%, reflecting increased discretionary compensation and salary expenses, in line with improved results, and deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 488 million increased 11%, reflecting higher expenses related to real estate disposals, higher professional services fees and increased litigation provisions.
Compared to 3Q19, total operating expenses increased 8%, mainly reflecting higher general and administrative expenses and compensation and benefits. General and administrative expenses increased 14%, reflecting expenses related to real estate disposals and increased litigation provisions. Compensation and benefits increased 8%, primarily reflecting higher discretionary compensation expenses.

Investment Banking & Capital Markets
In 4Q19, we reported a loss before taxes of CHF 60 million and net revenues of CHF 431 million. Net revenues decreased 9% compared to 4Q18 and were stable compared to 3Q19. In 2019, we reported a loss before taxes of CHF 162 million and net revenues of CHF 1,666 million.
Results summary
4Q19 results
In 4Q19, we reported a loss before taxes of CHF 60 million compared to income before taxes of CHF 105 million in 4Q18, as a result of higher operating expenses and lower net revenues. Net revenues of CHF 431 million decreased 9%, reflecting lower client activity in our advisory businesses, partially offset by higher client activity in both equity and debt underwriting. Revenues from advisory and other fees decreased 32%, primarily driven by lower revenues from completed M&A transactions, compared to a strong 4Q18. Equity underwriting revenues increased significantly, driven by higher follow-on offerings and IPO issuance activity, compared to a weak 4Q18, which included a loss on a single block trade. Debt underwriting revenues increased 3%, primarily driven by higher leveraged finance and derivatives financing revenues, partially offset by lower investment grade underwriting revenues. Provision for credit losses increased to CHF 39 million compared to CHF 5 million in 4Q18. Total operating expenses of CHF 452 million increased 24%, driven by higher compensation and benefits and general and administrative expenses.
Compared to 3Q19, net revenues were stable, as higher revenues from advisory and other fees were offset by lower debt underwriting revenues. Revenues from advisory and other fees increased 9%, while debt underwriting revenues decreased 6% and equity underwriting revenues were stable. Total operating expenses increased 5%, reflecting higher general and administrative expenses.
2019 results
In 2019, we reported a loss before taxes of CHF 162 million. The operating environment in 2019 was challenging, characterized by heightened volatility and geopolitical uncertainty, impacting investor confidence and client activity, resulting in lower revenues across our businesses. Net revenues of CHF 1,666 million decreased 23% compared to 2018, primarily driven by lower revenues from completed M&A transactions and a slowdown in leveraged finance activity across the market. Advisory and other fees of CHF 661 million decreased 30%, mainly reflecting lower revenues from completed M&A transactions. Debt underwriting revenues of CHF 788 million decreased 16%, primarily driven by lower leveraged finance and derivatives financing revenues. Equity underwriting revenues of CHF 314 million were stable, as higher revenues from follow-on activity were offset by lower revenues from IPO issuance activity and rights offerings. Provision for credit losses increased to CHF 59 million compared to CHF 24 million in 2018. Total operating expenses of CHF 1,769 million decreased 2%, primarily due to the restructuring costs incurred in 2018, partially offset by higher general and administrative expenses in 2019.
Divisional results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Net revenues	431	425	475	1	(9)	1,666	2,177	(23)
Provision for credit losses	39	11	5	255	–	59	24	146
Compensation and benefits	302	303	241	0	25	1,235	1,249	(1)
General and administrative expenses	145	121	114	20	27	517	467	11
Commission expenses	5	5	4	0	25	17	9	89
Restructuring expenses	–	–	6	–	–	–	84	–
Total other operating expenses	150	126	124	19	21	534	560	(5)
Total operating expenses	452	429	365	5	24	1,769	1,809	(2)
Income/(loss) before taxes	(60)	(15)	105	300	–	(162)	344	–
Statement of operations metrics (%)
Return on regulatory capital	(6.6)	(1.7)	12.4	–	–	(4.5)	10.9	–
Cost/income ratio	104.9	100.9	76.8	–	–	106.2	83.1	–
Number of employees (full-time equivalents)
Number of employees	3,090	3,110	3,100	(1)	0	3,090	3,100	0

Capital and leverage metrics
As of the end of 4Q19, risk-weighted assets were USD 24.3 billion, a decrease of USD 1.8 billion compared to the end of 3Q19, primarily driven by a decrease in the corporate loan and derivatives portfolio. Leverage exposure was USD 43.9 billion, a decrease of USD 1.2 billion compared to the end of 3Q19, primarily driven by a decrease in the derivatives portfolio.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Net revenue detail (CHF million)
Advisory and other fees	189	174	276	9	(32)	661	950	(30)
Debt underwriting	189	202	183	(6)	3	788	934	(16)
Equity underwriting	72	73	15	(1)	380	314	314	0
Other	(19)	(24)	1	(21)	–	(97)	(21)	362
Net revenues	431	425	475	1	(9)	1,666	2,177	(23)
Balance sheet statistics (CHF million)
Total assets	17,819	19,177	16,156	(7)	10	17,819	16,156	10
Risk-weighted assets	23,559	26,022	24,190	(9)	(3)	23,559	24,190	(3)
Risk-weighted assets (USD)	24,311	26,105	24,526	(7)	(1)	24,311	24,526	(1)
Leverage exposure	42,590	44,967	40,485	(5)	5	42,590	40,485	5
Leverage exposure (USD)	43,949	45,110	41,047	(3)	7	43,949	41,047	7
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q19	3Q19	4Q18	2019	2018
Adjusted results (CHF million)
Net revenues	431	425	475	1,666	2,177
Provision for credit losses	39	11	5	59	24
Total operating expenses	452	429	365	1,769	1,809
Restructuring expenses	–	–	(6)	–	(84)
Major litigation provisions	0	0	(1)	0	(1)
Expenses related to real estate disposals	(18)	0	–	(30)	–
Adjusted total operating expenses	434	429	358	1,739	1,724
Income/(loss) before taxes	(60)	(15)	105	(162)	344
Total adjustments	18	0	7	30	85
Adjusted income/(loss) before taxes	(42)	(15)	112	(132)	429
Adjusted return on regulatory capital (%)	(4.6)	(1.6)	13.3	(3.6)	13.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
Advisory and other fees
In 4Q19, revenues from advisory and other fees of CHF 189 million decreased 32% compared to a strong 4Q18, primarily driven by lower revenues from completed M&A transactions, reflecting an overall decline in the industry-wide fee pool.
Compared to 3Q19, revenues from advisory and other fees increased 9%, driven by higher revenues from completed M&A transactions.
Debt underwriting
In 4Q19, debt underwriting revenues of CHF 189 million increased 3% compared to 4Q18, primarily driven by higher leveraged finance and derivatives financing revenues, partially offset by lower investment grade underwriting revenues.
Compared to 3Q19, debt underwriting revenues decreased 6%, primarily driven by lower investment grade underwriting revenues, partially offset by higher derivatives financing and leveraged finance revenues.
Equity underwriting
In 4Q19, equity underwriting revenues of CHF 72 million increased significantly compared to 4Q18, which included a loss on a single block trade. The increase reflects higher revenues from follow-on offerings and IPO issuance activity, with IPO revenues increasing 49% compared to 4Q18, outperforming the industry-wide fee pool.
Compared to 3Q19, equity underwriting revenues were stable as higher revenues from IPO issuance activity were offset by lower revenues from follow-on activity.
Provision for credit losses
In 4Q19, we recorded provision for credit losses of CHF 39 million, compared to CHF 5 million in 4Q18 and CHF 11 million in 3Q19. The increase in provision for credit losses was mainly driven by our corporate lending portfolio due to adverse developments on a single lending counterparty and a loss on the sale of non-core loans.
Total operating expenses
In 4Q19, total operating expenses of CHF 452 million increased 24% compared to 4Q18, driven by higher compensation and benefits and general and administrative expenses. Compensation and benefits of CHF 302 million increased 25%, reflecting higher severance expenses, higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards. 4Q19 included severance expenses of CHF 16 million. General and administrative expenses of CHF 145 million increased 27%, including CHF 18 million of expenses related to real estate disposals.
Compared to 3Q19, total operating expenses increased 5%, reflecting higher general and administrative expenses. General and administrative expenses increased 20%, reflecting the expenses related to real estate disposals. Compensation and benefits were stable.
Global advisory and underwriting revenues
The Group’s global advisory and underwriting business operates across multiple business divisions that work in close collaboration with each other to generate these revenues. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the following table aggregates total advisory and underwriting revenues for the Group into a single metric in US dollar terms.
	in			% change		in		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Global advisory and underwriting revenues (USD million)
Advisory and other fees	234	203	308	15	(24)	816	1,163	(30)
Debt underwriting	456	463	368	(2)	24	1,842	2,050	(10)
Equity underwriting	205	175	85	17	141	771	830	(7)
Global advisory and underwriting revenues	895	841	761	6	18	3,429	4,043	(15)

Corporate Center
In 4Q19, we reported a loss before taxes of CHF 527 million compared to an income before taxes of CHF 35 million in 4Q18 and a loss before taxes of CHF 505 million in 3Q19.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and, since 1Q19, legacy funding costs previously reported in the Strategic Resolution Unit.
Beginning in 1Q19 the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Prior periods have not been restated.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s risk-weighted assets and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments, certain deferred compensation retention awards intended to support the restructuring of the Group and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Statements of operations (CHF million)
Treasury results	91	(276)	132	–	(31)	(511)	13	–
Asset Resolution Unit	(43)	(45)	–	(4)	–	(147)	–	–
Other	74	43	(48)	72	–	227	87	161
Net revenues	122	(278)	84	–	45	(431)	100	–
Provision for credit losses	6	(8)	0	–	–	8	0	–
Compensation and benefits	167	67	(64)	149	–	467	128	265
General and administrative expenses	457	153	107	199	327	839	160	424
Commission expenses	19	15	5	27	280	66	49	35
Restructuring expenses	–	–	1	–	–	–	2	–
Total other operating expenses	476	168	113	183	321	905	211	329
Total operating expenses	643	235	49	174	–	1,372	339	305
Income/(loss) before taxes	(527)	(505)	35	4	–	(1,811)	(239)	–
of which Asset Resolution Unit	(94)	(95)	–	(1)	–	(385)	–	–
Balance sheet statistics (CHF million)
Total assets	122,009	124,979	104,411	(2)	17	122,009	104,411	17
Risk-weighted assets	51,369	53,284	29,703	(4)	73	51,369	29,703	73
Leverage exposure	128,904	132,517	105,247	(3)	22	128,904	105,247	22
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Results summary
4Q19 results
In 4Q19, we reported a loss before taxes of CHF 527 million compared to an income before taxes of CHF 35 million in 4Q18 and a loss before taxes of CHF 505 million in 3Q19. We reported net revenues of CHF 122 million in 4Q19, driven by positive treasury results and other revenues, partially offset by negative net revenues related to the Asset Resolution Unit. Total operating expenses of CHF 643 million increased CHF 594 million compared to 4Q18 and CHF 408 million compared to 3Q19, primarily reflecting higher general and administrative expenses, driven by increased litigation provisions of CHF 347 million, mainly in connection with mortgage-related matters, and higher compensation and benefits.
2019 results
In 2019, we reported a loss before taxes of CHF 1,811 million compared to a loss of CHF 239 million in 2018. We reported negative net revenues of CHF 431 million in 2019, driven by negative treasury results and negative net revenues related to the Asset Resolution Unit, partially offset by other revenues. Total operating expenses of CHF 1,372 million increased 305% compared to 2018, primarily reflecting higher general and administrative expenses, driven by increased litigation provisions of CHF 465 million, mainly in connection with mortgage-related matters, and higher compensation and benefits.
Capital and leverage metrics
As of the end of 4Q19, we reported risk-weighted assets of CHF 51.4 billion, a decrease of CHF 1.9 billion compared to the end of 3Q19, primarily driven by a foreign exchange impact and decreases in risk levels in market and credit risk. Leverage exposure was CHF 128.9 billion as of the end of 4Q19, a decrease of CHF 3.6 billion compared to the end of 3Q19, primarily related to a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 4Q19, we reported net revenues of CHF 122 million compared to CHF 84 million in 4Q18 and negative net revenues of CHF 278 million in 3Q19.
Positive treasury results of CHF 91 million in 4Q19 reflected gains of CHF 53 million relating to hedging volatility, gains of CHF 44 million relating to fair value option volatility on own debt, gains of CHF 21 million on fair-valued money market instruments and gains of CHF 13 million with respect to structured notes volatility. These gains were partially offset by negative revenues of CHF 40 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 4Q18, positive treasury results of CHF 132 million reflected gains of CHF 82 million relating to hedging volatility, gains of CHF 55 million with respect to structured notes volatility, primarily from valuation model enhancements, gains of CHF 35 million relating to fair value option volatility on own debt and gains of CHF 19 million on fair-valued money market instruments, partially offset by negative revenues of CHF 59 million relating to funding activities. In 3Q19, negative treasury results of CHF 276 million mainly reflected losses of CHF 181 million with respect to structured notes volatility, primarily relating to interest rate movements, negative revenues of CHF 74 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 32 million relating to hedging volatility and losses of CHF 10 million on fair-valued money market instruments. Negative revenues and losses were partially offset by gains of CHF 21 million relating to fair value option volatility on own debt.
In the Asset Resolution Unit, we reported negative net revenues of CHF 43 million in 4Q19 compared to CHF 45 million in 3Q19.
In 4Q19, other revenues of CHF 74 million increased CHF 122 million compared to 4Q18, mainly reflecting a positive valuation impact from long-dated legacy deferred compensation and retirement programs, a fair value gain on a legacy convertible bond position compared to a loss on the same position in 4Q18 and decreased costs relating to hedging transactions executed in connection with the Group’s risk-weighted assets. Compared to 3Q19, other revenues increased CHF 31 million, mainly reflecting a valuation adjustment on a legacy exposure in 3Q19 and the positive valuation impact from long-dated legacy deferred compensation and retirement programs.
Provision for credit losses
In 4Q19, we recorded provision for credit losses of CHF 6 million compared to provision for credit losses of zero in 4Q18 and a release of provision for credit losses of CHF 8 million in 3Q19. Provision for credit losses in 4Q19 and the release of provision for credit losses in 3Q19 were primarily related to the Asset Resolution Unit.
Total operating expenses
Total operating expenses of CHF 643 million increased CHF 594 million compared to 4Q18, mainly reflecting an increase in general and administrative expenses and compensation and benefits. General and administrative expenses of CHF 457 million increased CHF 350 million, primarily reflecting increased litigation provisions of CHF 347 million, mainly in connection with mortgage-related matters previously recorded in the Strategic Resolution Unit. Compensation and benefits of CHF 167 million increased CHF 231 million, primarily reflecting higher deferred compensation expenses from prior-year awards, increased discretionary compensation expenses, higher expenses for long-dated legacy deferred compensation and retirement programs and compensation and benefits related to the Asset Resolution Unit.

Compared to 3Q19, total operating expenses increased CHF 408 million, mainly reflecting an increase in general and administrative expenses and compensation and benefits. General and administrative expenses increased CHF 304 million, primarily reflecting the increased litigation provisions. Compensation and benefits increased CHF 100 million, primarily reflecting higher deferred compensation expenses from prior-year awards and the impact of corporate function allocations.
Expense allocation to divisions
	in			% change		in		% change
	4Q19	3Q19	4Q18	QoQ	YoY	2019	2018	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	778	708	589	10	32	3,011	2,748	10
General and administrative expenses	947	554	639	71	48	2,676	2,212	21
Commission expenses	19	15	5	27	280	66	49	35
Restructuring expenses	–	–	128	–	–	–	372	–
Total other operating expenses	966	569	772	70	25	2,742	2,633	4
Total operating expenses before allocation to divisions	1,744	1,277	1,361	37	28	5,753	5,381	7
Net allocation to divisions	1,101	1,042	1,312	6	(16)	4,381	5,042	(13)
of which Swiss Universal Bank	236	240	268	(2)	(12)	989	1,056	(6)
of which International Wealth Management	206	200	221	3	(7)	832	876	(5)
of which Asia Pacific	174	175	208	(1)	(16)	719	780	(8)
of which Global Markets	388	347	468	12	(17)	1,488	1,708	(13)
of which Investment Banking & Capital Markets	97	80	81	21	20	353	358	(1)
of which Strategic Resolution Unit [1]	–	–	66	–	–	–	264	–
Total operating expenses	643	235	49	174	–	1,372	339	305
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

1 Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group.
Asset Resolution Unit
	in / end of		% change	in / end of
	4Q19	3Q19	QoQ	2019
Statements of operations (CHF million)
Revenues from portfolio assets	7	7	0	65
Asset funding costs	(50)	(52)	(4)	(212)
Net revenues	(43)	(45)	(4)	(147)
Provision for credit losses	4	(9)	–	5
Compensation and benefits	28	28	0	131
General and administrative expenses	18	29	(38)	94
Commission expenses	1	2	(50)	8
Total other operating expenses	19	31	(39)	102
Total operating expenses	47	59	(20)	233
Income/(loss) before taxes	(94)	(95)	(1)	(385)
Balance sheet statistics (CHF million)
Total assets	17,357	19,539	(11)	17,357
Risk-weighted assets (USD) [1]	10,453	10,340	1	10,453
Leverage exposure (USD)	25,557	27,455	(7)	25,557
1 Risk-weighted assets excluding operational risk were USD 8,745 million and USD 8,628 million as of the end of 4Q19 and 3Q19, respectively.

Assets under management
As of the end of 4Q19, assets under management were CHF 1,507.2 billion, 2.1% higher compared to the end of 3Q19 and 12.1% higher compared to the end of 4Q18. Net new assets were CHF 9.9 billion in 4Q19 and CHF 79.3 billion in 2019.
Assets under management and net new assets
	end of			% change
	4Q19	3Q19	4Q18	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	217.6	214.2	198.0	1.6	9.9
Swiss Universal Bank - Corporate & Institutional Clients	436.4	424.6	348.7	2.8	25.2
International Wealth Management - Private Banking	370.0	365.2	357.5	1.3	3.5
International Wealth Management - Asset Management	437.9	426.0	388.7	2.8	12.7
Asia Pacific - Private Banking [1]	220.0	217.1	199.3	1.3	10.4
Strategic Resolution Unit [2]	–	–	0.5	–	–
Assets managed across businesses [3]	(174.7)	(170.2)	(147.8)	2.6	18.2
Assets under management [1]	1,507.2	1,476.9	1,344.9	2.1	12.1
of which discretionary assets	489.7	475.0	442.9	3.1	10.6
of which advisory assets [1]	1,017.5	1,001.9	902.0	1.6	12.8
in	4Q19	3Q19	4Q18	2019	2018
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	(0.5)	(0.6)	(1.1)	3.4	3.0
Swiss Universal Bank – Corporate & Institutional Clients	2.5	6.3	2.1	45.3	8.6
International Wealth Managment – Private Banking	0.6	3.6	0.5	11.0	14.2
International Wealth Managment – Asset Management [4]	7.5	5.9	0.7	21.5	22.2
Asia Pacific – Private Banking [1]	0.7	1.7	0.9	8.7	14.4
Strategic Resolution Unit [2]	–	–	(0.1)	–	(0.3)
Assets managed across businesses [3]	(0.9)	(5.0)	(2.8)	(10.6)	(8.4)
Net new assets [1]	9.9	11.9	0.2	79.3	53.7
1
Following a review in 4Q19 of the classification of assets under management relating to certain client relationships in our Asia Pacific division, the Group has derecognized an aggregate CHF 5.3 billion of assets under management and related net new assets as of the end of 3Q19. Prior periods have been reclassified to conform to the current presentation. Changes to the terms of these client relationships may result in the recognition of assets under management in the future.

2
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual assets under management were either transferred to other divisions or no longer qualify as assets under management.

3 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
4 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Results summary
4Q19 results
As of the end of 4Q19, assets under management of CHF 1,507.2 billion increased CHF 30.3 billion compared to the end of 3Q19. The increase was primarily driven by favorable market movements and net new assets of CHF 9.9 billion, partially offset by unfavorable foreign exchange-related movements.
Net new assets of CHF 9.9 billion in 4Q19 mainly reflected net new assets in the Asset Management business of International Wealth Management, mainly reflecting inflows from traditional investments and from emerging market joint ventures and net new assets in the Corporate & Institutional Clients business of Swiss Universal Bank, reflecting inflows from the pension business.
2019 results
As of the end of 2019, assets under management were CHF 1,507.2 billion, an increase of CHF 162.3 billion compared to the end of 2018. The increase was driven by favorable market movements and net new assets of CHF 79.3 billion, partially offset by structural effects and unfavorable foreign exchange-related movements. Structural effects included a reclassification of CHF 18.8 billion of assets under management to assets under custody which was reflected in 1Q19 due to a policy update.
Net new assets of CHF 79.3 billion mainly reflected net new assets in the Corporate & Institutional Clients business of Swiss Universal Bank, reflecting strong inflows from the pension business, net new assets in the Asset Management business of International Wealth Management, mainly reflecting inflows from traditional and alternative investments, net new assets in the Private Banking business of International Wealth Management, mainly reflecting inflows from emerging markets, and net new assets in the Private Banking business of Asia Pacific, reflecting inflows across most of the markets in this region.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.

Additional financial metrics
Balance sheet
As of the end of 4Q19, total assets of CHF 787.3 billion were stable compared to 3Q19, reflecting a negative foreign exchange translation impact, offset by an increase in operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 4.3 billion.
Litigation
The Group recorded net litigation provisions of CHF 413 million in 4Q19 and CHF 623 million in 2019. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.3 billion as of the end of 4Q19 compared to zero to CHF 1.5 billion as of the end of 3Q19.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 43.6 billion as of the end of 4Q19 compared to CHF 45.2 billion as of the end of 3Q19. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, foreign exchange-related movements on cumulative translation adjustments, the repurchase of shares under the 2019 share buyback program and an actuarial loss from the year-end re-measurement of the Group’s defined benefit plan assets and liabilities, partially offset by net income attributable to shareholders and an increase in the share-based compensation obligation. In 4Q19, we repurchased 23.2 million ordinary shares totaling CHF 305 million under the 2019 share buyback program.
Liquidity coverage ratio
Our average liquidity coverage ratio was 198% as of the end of 4Q19 compared to 189% as of the end of 3Q19. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements.
For resolution planning purposes, our current expectations are that starting in 2020 Credit Suisse (Schweiz) AG, a wholly-owned subsidiary of the Group and a systemically relevant financial institution in Switzerland, needs to hold additional liquidity equivalent to an overall LCR of 135% over a three-month average.
Capital metrics
The CET1 ratio was 12.7% as of the end of 4Q19 compared to 12.4% as of the end of 3Q19. Credit Suisse’s tier 1 ratio was 17.1% as of the end of 4Q19 compared to 16.8% as of the end of 3Q19. The total capital ratio was 18.3% as of the end of 4Q19 compared to 18.0% as of the end of 3Q19.
CET1 capital was CHF 36.8 billion as of the end of 4Q19, a slight decrease compared to the end of 3Q19, mainly reflecting a negative foreign exchange impact and the repurchase of shares under the share buyback program, partially offset by net income attributable to shareholders.
Total eligible capital was CHF 53.0 billion as of the end of 4Q19, a slight decrease compared to CHF 54.2 billion as of the end of 3Q19, primarily reflecting lower CET1 capital and lower additional tier 1 capital. Risk-weighted assets decreased 4% to CHF 290.5 billion as of the end of 4Q19 compared to CHF 302.1 billion as of the end of 3Q19, mainly resulting from a decrease relating to movements in risk levels in credit risk and market risk and a negative foreign exchange impact, partially offset by an increase relating to external model and parameter updates in credit risk.
Leverage metrics
The BIS tier 1 leverage ratio was 5.5% as of the end of 4Q19, with a BIS CET1 component of 4.0%.
The leverage exposure was CHF 910.0 billion as of the end of 4Q19, stable compared to the end of 3Q19.
BIS capital and leverage metrics
	Phase-in			Look-through
end of	4Q19	3Q19	4Q18	4Q19	3Q19	4Q18
Capital metrics
Risk-weighted assets (CHF billion)	290.5	302.1	284.6	290.5	302.1	284.6
CET1 ratio (%)	12.7	12.4	12.6	12.7	12.4	12.6
Tier 1 ratio (%)	17.1	16.8	16.2	17.1	16.8	16.2
Total capital ratio (%)	18.3	18.0	17.7	18.2	17.8	17.4
Leverage metrics
Leverage exposure (CHF billion)	910.0	921.4	881.4	910.0	921.4	881.4
CET1 leverage ratio (%)	4.0	4.1	4.1	4.0	4.1	4.1
Tier 1 leverage ratio (%)	5.5	5.5	5.2	5.5	5.5	5.2
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 2019 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Return on regulatory capital is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 25, 2020. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Results by business activity
	4Q19									3Q19
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse	Credit Suisse
Related to private banking (CHF million)
Net revenues	985	1,194	428		–	–	–		2,607	2,315
of which net interest income	440	389	178		–	–	–		1,007	970
of which recurring	212	322	100		–	–	–		634	619
of which transaction-based	81	254	148		–	–	–		483	498
Provision for credit losses	11	16	2		–	–	–		29	29
Total operating expenses	479	683	282		–	–	–		1,444	1,334
Income before taxes	495	495	144		–	–	–		1,134	952
Related to corporate & institutional banking (CHF million)
Net revenues	763	–	–		–	–	–		763	702
of which net interest income	300	–	–		–	–	–		300	290
of which recurring	173	–	–		–	–	–		173	165
of which transaction-based	146	–	–		–	–	–		146	160
Provision for credit losses	32	–	–		–	–	–		32	14
Total operating expenses	340	–	–		–	–	–		340	332
Income before taxes	391	–	–		–	–	–		391	356
Related to investment banking (CHF million)
Net revenues	–	–	509		1,312	431	–		2,252	2,192
of which fixed income sales and trading	–	–	75		808	–	–		883	914
of which equity sales and trading	–	–	223		385	–	–		608	616
of which underwriting and advisory	–	–	211	[2]	176	450	–		837	797
Provision for credit losses	–	–	9		31	39	–		79	38
Total operating expenses	–	–	409		1,233	452	–		2,094	1,926
Income/(loss) before taxes	–	–	91		48	(60)	–		79	228
Related to asset management (CHF million)
Net revenues	–	446	–		–	–	–		446	395
Provision for credit losses	–	0	–		–	–	–		0	(1)
Total operating expenses	–	309	–		–	–	–		309	285
Income before taxes	–	137	–		–	–	–		137	111
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	122		122	(278)
Provision for credit losses	–	–	–		–	–	6		6	(8)
Total operating expenses	–	–	–		–	–	643		643	235
Income/(loss) before taxes	–	–	–		–	–	(527)		(527)	(505)
Total (CHF million)
Net revenues	1,748	1,640	937		1,312	431	122		6,190	5,326
Provision for credit losses	43	16	11		31	39	6		146	72
Total operating expenses	819	992	691		1,233	452	643		4,830	4,112
Income/(loss) before taxes	886	632	235		48	(60)	(527)		1,214	1,142
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

Results by business activity (continued)
	2019
in	Swiss Universal Bank	International Wealth Management	Asia Pacific		Global Markets	Investment Banking & Capital Markets	Corporate Center	[1]	Credit Suisse
Related to private banking (CHF million)
Net revenues	3,270	4,268	1,797		–	–	–		9,335
of which net interest income	1,684	1,509	671		–	–	–		3,864
of which recurring	826	1,213	418		–	–	–		2,457
of which transaction-based	392	1,174	608		–	–	–		2,174
Provision for credit losses	46	48	2		–	–	–		96
Total operating expenses	1,849	2,555	1,082		–	–	–		5,486
Income before taxes	1,375	1,665	713		–	–	–		3,753
Related to corporate & institutional banking (CHF million)
Net revenues	2,750	–	–		–	–	–		2,750
of which net interest income	1,200	–	–		–	–	–		1,200
of which recurring	663	–	–		–	–	–		663
of which transaction-based	688	–	–		–	–	–		688
Provision for credit losses	64	–	–		–	–	–		64
Total operating expenses	1,364	–	–		–	–	–		1,364
Income before taxes	1,322	–	–		–	–	–		1,322
Related to investment banking (CHF million)
Net revenues	–	–	1,793		5,752	1,666	–		9,211
of which fixed income sales and trading	–	–	271		3,493	–	–		3,764
of which equity sales and trading	–	–	828		1,855	–	–		2,683
of which underwriting and advisory	–	–	694	[2]	764	1,763	–		3,221
Provision for credit losses	–	–	44		52	59	–		155
Total operating expenses	–	–	1,560		4,744	1,769	–		8,073
Income/(loss) before taxes	–	–	189		956	(162)	–		983
Related to asset management (CHF million)
Net revenues	–	1,619	–		–	–	–		1,619
Provision for credit losses	–	1	–		–	–	–		1
Total operating expenses	–	1,145	–		–	–	–		1,145
Income before taxes	–	473	–		–	–	–		473
Related to corporate center (CHF million)
Net revenues	–	–	–		–	–	(431)		(431)
Provision for credit losses	–	–	–		–	–	8		8
Total operating expenses	–	–	–		–	–	1,372		1,372
Loss before taxes	–	–	–		–	–	(1,811)		(1,811)
Total (CHF million)
Net revenues	6,020	5,887	3,590		5,752	1,666	(431)		22,484
Provision for credit losses	110	49	46		52	59	8		324
Total operating expenses	3,213	3,700	2,642		4,744	1,769	1,372		17,440
Income/(loss) before taxes	2,697	2,138	902		956	(162)	(1,811)		4,720
Certain transaction-based revenues in Swiss Universal Bank and certain fixed income and equity sales and trading revenues in Asia Pacific and Global Markets relate to the Group’s global advisory and underwriting business. Refer to “Global advisory and underwriting revenues” in Investment Banking & Capital Markets for further information.

1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

2 Reflects certain financing revenues in Asia Pacific that are not included in the Group’s global advisory and underwriting revenues.

BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	36,774	37,384	35,824	(2)	36,774	37,384	35,824	(2)
Tier 1 capital	49,791	50,865	46,040	(2)	49,791	50,865	46,040	(2)
Total eligible capital	53,038	54,244	50,239	(2)	52,725	53,866	49,548	(2)
Risk-weighted assets	290,463	302,121	284,582	(4)	290,463	302,121	284,582	(4)
Capital ratios (%)
CET1 ratio	12.7	12.4	12.6	–	12.7	12.4	12.6	–
Tier 1 ratio	17.1	16.8	16.2	–	17.1	16.8	16.2	–
Total capital ratio	18.3	18.0	17.7	–	18.2	17.8	17.4	–
Eligible capital – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,644	45,150	43,922	(3)	43,644	45,150	43,922	(3)
Regulatory adjustments [1]	(247)	(242)	(643)	2	(247)	(242)	(643)	2
Adjustments phased-in
Goodwill [2]	(4,848)	(4,763)	(4,762)	2	(4,848)	(4,763)	(4,762)	2
Other intangible assets [2]	(38)	(39)	(47)	(3)	(38)	(39)	(47)	(3)
Deferred tax assets that rely on future profitability	(1,465)	(1,405)	(1,647)	4	(1,465)	(1,405)	(1,647)	4
Shortfall of provisions to expected losses	(458)	(481)	(461)	(5)	(458)	(481)	(461)	(5)
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,911	1,938	804	50	2,911	1,938	804	50
Defined benefit pension assets [2]	(2,263)	(2,436)	(1,374)	(7)	(2,263)	(2,436)	(1,374)	(7)
Investments in own shares	(426)	(283)	(32)	51	(426)	(283)	(32)	51
Other adjustments [3]	(36)	(55)	64	(35)	(36)	(55)	64	(35)
Adjustments phased-in 4	(6,623)	(7,524)	(7,455)	(12)	(6,623)	(7,524)	(7,455)	(12)
CET1 capital	36,774	37,384	35,824	(2)	36,774	37,384	35,824	(2)
High-trigger capital instruments (7% trigger)	8,310	8,607	5,615	(3)	8,310	8,607	5,615	(3)
Low-trigger capital instruments (5.125% trigger)	4,707	4,874	4,601	(3)	4,707	4,874	4,601	(3)
Additional tier 1 capital	13,017	13,481	10,216	(3)	13,017	13,481	10,216	(3)
Tier 1 capital	49,791	50,865	46,040	(2)	49,791	50,865	46,040	(2)
Tier 2 low-trigger capital instruments (5% trigger)	2,934	3,001	3,508	(2)	2,934	3,001	3,508	(2)
Tier 2 instruments subject to phase-out	313	378	691	(17)	–	–	–	–
Tier 2 capital	3,247	3,379	4,199	(4)	2,934	3,001	3,508	(2)
Total eligible capital	53,038	54,244	50,239	(2)	52,725	53,866	49,548	(2)
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4 Reflects 100% phased-in deductions since 2018, including goodwill, other intangible assets and certain deferred tax assets.

Capital movement – Group
4Q19	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	37,384		37,384
Net income attributable to shareholders	852		852
Foreign exchange impact	(796)	[1]	(796)
Repurchase of shares under the share buyback program	(305)		(305)
Other [2]	(361)		(361)
Balance at end of period	36,774		36,774
Additional tier 1 capital (CHF million)
Balance at beginning of period	13,481		13,481
Foreign exchange impact	(320)		(320)
Other	(144)		(144)
Balance at end of period	13,017		13,017
Tier 2 capital (CHF million)
Balance at beginning of period	3,379		3,001
Foreign exchange impact	(52)		(46)
Other	(80)	[3]	(21)
Balance at end of period	3,247		2,934
Eligible capital (CHF million)
Balance at end of period	53,038		52,725
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the net effect of share-based compensation and pensions, the impact of a dividend accrual and a change in other regulatory adjustments (e.g., the net regulatory impact of (gains)/losses on fair-valued financial liabilities due to changes in own credit risk, deferred tax assets and goodwill).

3 Includes the impact of the prescribed amortization requirement as instruments move closer to their maturity date.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	[1]	Corporate Center	[1]	Group
4Q19 (CHF million)
Credit risk	66,307	29,441	26,436	36,806	19,565	–		28,398		206,953
Market risk	977	1,490	3,010	7,480	97	–		2,138		15,192
Operational risk	11,058	12,857	7,182	12,491	3,897	–		20,833		68,318
Risk-weighted assets	78,342	43,788	36,628	56,777	23,559	–		51,369		290,463
4Q18 (CHF million)
Credit risk	63,280	26,604	27,102	35,380	20,498	5,834		16,201		194,899
Market risk	1,315	1,669	3,507	9,158	200	1,305		1,489		18,643
Operational risk	11,880	11,843	6,547	14,478	3,492	10,787		12,013		71,040
Risk-weighted assets	76,475	40,116	37,156	59,016	24,190	17,926		29,703		284,582
1
Beginning in 2019, the Strategic Resolution Unit ceased to exist as a separate division of the Group. The residual portfolio remaining as of December 31, 2018 is now managed in an Asset Resolution Unit and is separately disclosed within the Corporate Center.

Risk-weighted asset movement by risk type – Group
4Q19	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	66,178	29,590	27,226	39,150	21,891	29,235	213,270
Foreign exchange impact	(356)	(441)	(568)	(923)	(477)	(570)	(3,335)
Movements in risk levels	5	117	(337)	(1,623)	(2,014)	(234)	(4,086)
Model and parameter updates – internal [1]	71	50	9	(4)	(12)	(50)	64
Model and parameter updates – external [2]	409	125	106	206	177	17	1,040
Balance at end of period	66,307	29,441	26,436	36,806	19,565	28,398	206,953
Market risk (CHF million)
Balance at beginning of period	1,204	1,659	4,123	8,722	111	2,557	18,376
Foreign exchange impact	(30)	(43)	(100)	(273)	(3)	(65)	(514)
Movements in risk levels	(189)	(133)	(773)	(448)	(6)	(391)	(1,940)
Model and parameter updates – internal [1]	(8)	7	(240)	(521)	(5)	37	(730)
Balance at end of period	977	1,490	3,010	7,480	97	2,138	15,192
Operational risk (CHF million)
Balance at beginning of period	11,407	13,263	7,408	12,885	4,020	21,492	70,475
Foreign exchange impact	(349)	(406)	(227)	(394)	(123)	(658)	(2,157)
Movements in risk levels	0	0	1	0	0	(1)	0
Balance at end of period	11,058	12,857	7,182	12,491	3,897	20,833	68,318
Total (CHF million)
Balance at beginning of period	78,789	44,512	38,757	60,757	26,022	53,284	302,121
Foreign exchange impact	(735)	(890)	(895)	(1,590)	(603)	(1,293)	(6,006)
Movements in risk levels	(184)	(16)	(1,109)	(2,071)	(2,020)	(626)	(6,026)
Model and parameter updates – internal [1]	63	57	(231)	(525)	(17)	(13)	(666)
Model and parameter updates – external [2]	409	125	106	206	177	17	1,040
Balance at end of period	78,342	43,788	36,628	56,777	23,559	51,369	290,463
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	36,774	37,384	35,824	(2)	36,774	37,384	35,824	(2)
Tier 1 capital	49,791	50,865	46,040	(2)	49,791	50,865	46,040	(2)
Leverage exposure	909,994	921,411	881,386	(1)	909,994	921,411	881,386	(1)
Leverage ratios (%)
CET1 leverage ratio	4.0	4.1	4.1	–	4.0	4.1	4.1	–
Tier 1 leverage ratio	5.5	5.5	5.2	–	5.5	5.5	5.2	–

Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	36,740	37,331	35,719	(2)	36,740	37,331	35,719	(2)
Going concern capital	52,691	53,813	49,443	(2)	49,757	50,812	45,935	(2)
Gone concern capital	38,576	41,853	35,678	(8)	41,138	44,341	37,909	(7)
Total loss-absorbing capacity (TLAC)	91,267	95,666	85,121	(5)	90,895	95,153	83,844	(4)
Swiss risk-weighted assets	291,282	302,910	285,193	(4)	291,282	302,910	285,193	(4)
Swiss capital ratios (%)
Swiss CET1 ratio	12.6	12.3	12.5	–	12.6	12.3	12.5	–
Going concern capital ratio	18.1	17.8	17.3	–	17.1	16.8	16.1	–
Gone concern capital ratio	13.2	13.8	12.5	–	14.1	14.6	13.3	–
TLAC ratio	31.3	31.6	29.8	–	31.2	31.4	29.4	–
Swiss capital and risk-weighted assets – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	36,774	37,384	35,824	(2)	36,774	37,384	35,824	(2)
Swiss regulatory adjustments [1]	(34)	(53)	(105)	(36)	(34)	(53)	(105)	(36)
Swiss CET1 capital	36,740	37,331	35,719	(2)	36,740	37,331	35,719	(2)
Additional tier 1 high-trigger capital instruments	8,310	8,607	5,615	(3)	8,310	8,607	5,615	(3)
Grandfathered capital instruments	7,641	7,875	8,109	(3)	4,707	4,874	4,601	(3)
of which additional tier 1 low-trigger capital instruments	4,707	4,874	4,601	(3)	4,707	4,874	4,601	(3)
of which tier 2 low-trigger capital instruments	2,934	3,001	3,508	(2)	–	–	–	–
Swiss additional tier 1 capital	15,951	16,482	13,724	(3)	13,017	13,481	10,216	(3)
Going concern capital	52,691	53,813	49,443	(2)	49,757	50,812	45,935	(2)
Bail-in debt instruments	37,172	40,269	33,892	(8)	37,172	40,269	33,892	(8)
Tier 2 instruments subject to phase-out	314	378	691	(17)	–	–	–	–
Tier 2 amortization component	1,090	1,206	1,095	(10)	1,032	1,071	509	(4)
Tier 2 low-trigger capital instruments	–	–	–	–	2,934	3,001	3,508	(2)
Gone concern capital	38,576	41,853	35,678	(8)	41,138	44,341	37,909	(7)
Total loss-absorbing capacity	91,267	95,666	85,121	(5)	90,895	95,153	83,844	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	290,463	302,121	284,582	(4)	290,463	302,121	284,582	(4)
Swiss regulatory adjustments [2]	819	789	611	4	819	789	611	4
Swiss risk-weighted assets	291,282	302,910	285,193	(4)	291,282	302,910	285,193	(4)
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	4Q19	3Q19	4Q18	QoQ	4Q19	3Q19	4Q18	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	36,740	37,331	35,719	(2)	36,740	37,331	35,719	(2)
Going concern capital	52,691	53,813	49,443	(2)	49,757	50,812	45,935	(2)
Gone concern capital	38,576	41,853	35,678	(8)	41,138	44,341	37,909	(7)
Total loss-absorbing capacity	91,267	95,666	85,121	(5)	90,895	95,153	83,844	(4)
Leverage exposure	909,994	921,411	881,386	(1)	909,994	921,411	881,386	(1)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.0	4.1	4.1	–	4.0	4.1	4.1	–
Going concern leverage ratio	5.8	5.8	5.6	–	5.5	5.5	5.2	–
Gone concern leverage ratio	4.2	4.5	4.0	–	4.5	4.8	4.3	–
TLAC leverage ratio	10.0	10.4	9.7	–	10.0	10.3	9.5	–
Rounding differences may occur.
One-day, 98% trading book risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
Risk management VaR (CHF million)
4Q19
Average	22	27	5	2	8	(37)		27
Minimum	14	21	2	1	7	–	[2]	22
Maximum	34	34	9	3	11	–	[2]	32
End of period	19	22	3	1	9	(29)		25
3Q19
Average	13	24	4	2	10	(25)		28
Minimum	7	20	3	2	8	–	[2]	24
Maximum	20	32	7	3	16	–	[2]	32
End of period	18	32	5	3	10	(39)		29
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[2]	22
Maximum	23	21	5	2	24	–	[2]	36
End of period	16	19	3	1	14	(23)		30
Risk management VaR (USD million)
4Q19
Average	22	27	5	2	9	(38)		27
Minimum	14	22	2	1	7	–	[2]	23
Maximum	34	34	9	3	11	–	[2]	33
End of period	19	23	3	1	9	(29)		26
3Q19
Average	13	24	4	2	10	(25)		28
Minimum	8	20	3	2	8	–	[2]	25
Maximum	20	32	7	3	16	–	[2]	32
End of period	18	32	5	3	10	(39)		29
4Q18
Average	16	18	4	1	13	(24)		28
Minimum	11	17	3	1	9	–	[2]	22
Maximum	23	22	5	2	24	–	[2]	36
End of period	16	19	3	1	14	(23)		30
Excludes risks associated with counterparty and own credit exposures.
1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q19	3Q19	4Q18	2019	2018
Consolidated statements of operations (CHF million)
Interest and dividend income	4,384	5,329	5,514	20,184	19,613
Interest expense	(2,682)	(3,547)	(3,102)	(13,167)	(12,604)
Net interest income	1,702	1,782	2,412	7,017	7,009
Commissions and fees	2,865	2,754	2,864	11,158	11,890
Trading revenues	568	149	(865)	1,739	624
Other revenues	1,055	641	390	2,570	1,397
Net revenues	6,190	5,326	4,801	22,484	20,920
Provision for credit losses	146	72	59	324	245
Compensation and benefits	2,590	2,383	2,141	10,036	9,620
General and administrative expenses	1,916	1,404	1,569	6,128	5,798
Commission expenses	324	325	301	1,276	1,259
Restructuring expenses	–	–	136	–	626
Total other operating expenses	2,240	1,729	2,006	7,404	7,683
Total operating expenses	4,830	4,112	4,147	17,440	17,303
Income before taxes	1,214	1,142	595	4,720	3,372
Income tax expense	361	256	340	1,295	1,361
Net income	853	886	255	3,425	2,011
Net income/(loss) attributable to noncontrolling interests	1	5	(4)	6	(13)
Net income attributable to shareholders	852	881	259	3,419	2,024
Earnings/(loss) per share (CHF)
Basic earnings per share	0.34	0.35	0.10	1.35	0.79
Diluted earnings per share	0.33	0.34	0.10	1.32	0.77

Consolidated balance sheets
end of	4Q19	3Q19	4Q18
Assets (CHF million)
Cash and due from banks	101,879	95,743	100,047
Interest-bearing deposits with banks	741	777	1,142
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	106,997	112,724	117,095
Securities received as collateral, at fair value	40,219	38,677	41,696
Trading assets, at fair value	153,797	157,743	133,635
Investment securities	1,006	999	1,479
Other investments	5,666	5,358	4,890
Net loans	296,779	298,470	287,581
Goodwill	4,663	4,760	4,766
Other intangible assets	291	219	219
Brokerage receivables	35,648	39,284	38,907
Other assets	39,609	41,166	37,459
Total assets	787,295	795,920	768,916
Liabilities and equity (CHF million)
Due to banks	16,744	20,075	15,220
Customer deposits	383,783	374,872	363,925
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,533	23,924	24,623
Obligation to return securities received as collateral, at fair value	40,219	38,677	41,696
Trading liabilities, at fair value	38,186	43,858	42,169
Short-term borrowings	28,385	26,151	21,926
Long-term debt	152,005	159,115	154,308
Brokerage payables	25,683	33,545	30,923
Other liabilities	31,043	30,399	30,107
Total liabilities	743,581	750,616	724,897
Common shares	102	102	102
Additional paid-in capital	34,661	34,427	34,889
Retained earnings	30,634	29,782	26,973
Treasury shares, at cost	(1,484)	(999)	(61)
Accumulated other comprehensive income/(loss)	(20,269)	(18,162)	(17,981)
Total shareholders' equity	43,644	45,150	43,922
Noncontrolling interests	70	154	97
Total equity	43,714	45,304	44,019

Total liabilities and equity	787,295	795,920	768,916

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q19 (CHF million)
Balance at beginning of period	102	34,427		29,782	(999)	(18,162)	45,150	154	45,304
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(58)	(58)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	50	50
Net income/(loss)	–	–		852	–	–	852	1	853
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,107)	(2,107)	(1)	(2,108)
Sale of treasury shares	–	5		–	2,180	–	2,185	–	2,185
Repurchase of treasury shares	–	–		–	(2,673)	–	(2,673)	–	(2,673)
Share-based compensation, net of tax	–	228		–	8	–	236	–	236
Financial instruments indexed to own shares [3]	–	1		–	–	–	1	–	1
Changes in scope of consolidation, net	–	–		–	–	–	–	(76)	(76)
Balance at end of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
2019 (CHF million)
Balance at beginning of period	102	34,889		26,973	(61)	(17,981)	43,922	97	44,019
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(103)	(103)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	74	74
Net income/(loss)	–	–		3,419	–	–	3,419	6	3,425
Cumulative effect of accounting changes, net of tax	–	–		242	–	(64)	178	–	178
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,224)	(2,224)	2	(2,222)
Sale of treasury shares	–	11		–	9,613	–	9,624	–	9,624
Repurchase of treasury shares	–	–		–	(11,536)	–	(11,536)	–	(11,536)
Share-based compensation, net of tax	–	334		–	500	–	834	–	834
Financial instruments indexed to own shares [3]	–	122		–	–	–	122	–	122
Dividends paid	–	(695)	[4]	–	–	–	(695)	(1)	(696)
Changes in scope of consolidation, net	–	–		–	–	–	–	(5)	(5)
Balance at end of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes certain call options the Group purchased on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

4 Paid out of reserves from capital contributions.
Earnings per share
in	4Q19	3Q19	4Q18	2019	2018
Net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	852	881	259	3,419	2,024
Net income attributable to shareholders for diluted earnings per share	852	881	259	3,419	2,024
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,472.8	2,505.0	2,564.3	2,524.2	2,574.2
Dilutive share options and warrants	1.5	1.9	4.0	2.7	3.0
Dilutive share awards	84.7	63.3	52.1	59.9	53.8
For diluted earnings per share available for common shares [1]	2,559.0	2,570.2	2,620.4	2,586.8	2,631.0
Earnings/(loss) per share available for common shares (CHF)
Basic earnings per share available for common shares	0.34	0.35	0.10	1.35	0.79
Diluted earnings per share available for common shares	0.33	0.34	0.10	1.32	0.77
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 9.0 million, 9.5 million, 6.5 million, 7.9 million and 8.7 million for 4Q19, 3Q19, 4Q18, 2019 and 2018, respectively.

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the worst of 10% of risk-weighted assets and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income/(loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average risk-weighted assets and 3.5% of average leverage exposure. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratios. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets and financial goals;
■ the ability of counterparties to meet their obligations to us;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political and social developments, including war, civil unrest or terrorist activity;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.